Management’s
Discussion and
Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of July 28, 2026 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and six months ended June 30, 2026 in comparison with the corresponding periods ended June 30, 2025. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2026 and consolidated financial statements and notes thereto for the year ended December 31, 2025 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) available at www.centerragold.com and on SEDAR+ (“SEDAR”) at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Cautionary Statement on Forward- Looking Information” in the section below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.

Overview
Centerra’s Business

Centerra is a Canadian based mining company focused on operating, developing, exploring, and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Kemess project (the “Kemess Project”) in British Columbia, Canada, the Goldfield Project in Nevada, United States, as well as exploration properties in Canada, the United States of America (“USA”), and Türkiye. The Company also owns and operates a US Molybdenum Business Unit (“US Moly”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and the Thompson Creek Mine in Idaho, USA. The Company also owns a separate molybdenum property, the Endako Mine (75% ownership) in British Columbia, Canada.
As at June 30, 2026, Centerra’s significant subsidiaries were as follows:

Legal Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Development	100%
Langeloth Metallurgical Company LLC	Langeloth Facility - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Development	100%
AuRico Metals Inc.	Kemess Project - Canada	Exploration and evaluation	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at July 28, 2026, there are 195,607,541 common shares issued and outstanding, options to acquire 1,641,937 common shares outstanding under the Company’s stock option plan, and 687,703 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended June 30,			Six months ended June 30,
	2026	2025	% Change	2026	2025	% Change
Financial Highlights
Revenue	442.7	288.3	54%	927.4	587.8	58%
Production costs	251.4	174.9	44%	505.6	373.7	35%
Depreciation, depletion, and amortization ("DDA")	32.3	26.0	24%	65.2	50.1	30%
Earnings from mine operations	159.0	87.4	82%	356.6	164.0	117%
Net earnings	72.1	68.6	5%	151.5	99.0	53%
Adjusted net earnings(1)	79.3	52.7	50%	167.5	79.0	112%
Adjusted EBITDA(1)	157.5	86.8	81%	327.3	162.5	101%
Cash provided by operating activities	66.2	25.3	162%	186.3	83.9	122%
Free cash flow (deficit)(1)	(23.0)	(25.6)	10%	26.1	(15.5)	268%
Additions to property, plant and equipment (“PP&E”)	133.5	55.6	140%	235.2	123.7	90%
Capital expenditures - total(1)	120.3	53.9	123%	189.6	100.8	88%
Sustaining capital expenditures(1)	39.3	25.8	52%	51.8	43.8	18%
Non-sustaining capital expenditures(1)	81.0	28.1	188%	137.8	57.0	142%
Net earnings per common share - $/share basic(2)	0.37	0.33	12%	0.76	0.48	58%
Adjusted net earnings per common share - $/share basic(1)(2)	0.40	0.26	54%	0.84	0.38	121%
Operating highlights
Gold produced (oz)	70,727	63,311	12%	138,728	122,690	13%
Gold sold (oz)	72,114	61,335	18%	145,049	122,466	18%
Average market gold price ($/oz)	4,506	3,280	37%	4,693	3,070	53%
Average realized gold price ($/oz )(3)	3,437	2,793	23%	3,807	2,674	42%
Copper produced (000s lbs)	13,145	12,437	6%	27,296	24,084	13%
Copper sold (000s lbs)	13,373	12,103	10%	28,245	24,244	17%
Average market copper price ($/lb)	6.05	4.32	40%	5.93	4.28	39%
Average realized copper price ($/lb)(3)	5.30	3.62	46%	4.87	3.71	31%
Molybdenum roasted (000 lbs)	3,675	3,165	16%	4,960	6,199	(20)%
Molybdenum sold (000s lbs)	3,761	3,076	22%	7,468	7,320	2%
Average market molybdenum price ($/lb)	29.63	20.72	43%	26.90	20.62	30%
Average realized molybdenum price ($/lb)(3)	29.73	21.43	39%	27.53	21.52	28%
Unit costs
Gold production costs ($/oz)(4)	1,456	1,308	11%	1,553	1,290	20%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,707	1,652	3%	1,705	1,572	8%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	2,021	1,866	8%	2,077	1,804	15%
Copper production costs ($/lb)(4)	2.59	2.06	26%	2.40	2.15	12%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	3.61	2.53	43%	2.98	2.54	17%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at June 30, 2026, the Company had 196,138,619 common shares issued and outstanding.
(3)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)All per unit costs metrics are expressed on a metal sold basis.

Overview of Consolidated Results

Second Quarter 2026 compared to Second Quarter 2025
Net earnings of $72.1 million were recognized in the second quarter of 2026, compared to net earnings of $68.6 million in the second quarter of 2025.

The increase in net earnings was primarily due to higher earnings from mine operations of $159.0 million recognized in the second quarter of 2026 compared to $87.4 million in the second quarter of 2025. The increase in earnings from mine operations was primarily due to higher ounces of gold sold and higher average realized gold prices at the Öksüt and Mount Milligan Mines, and higher average copper prices and higher copper pounds sold at the Mount Milligan Mine. The increase was partially offset by higher royalty costs at the Öksüt Mine and higher production costs at the Mount Milligan Mine.

The increase in net earnings was partially offset by higher income tax expense of $54.2 million recognized in the second quarter of 2026 compared to an income tax recovery of $2.2 million in the second quarter of 2025, attributable to an increase in taxable income at the Öksüt Mine and the Mount Milligan Mine.

Adjusted net earningsNG of $79.3 million were recognized in the second quarter of 2026, compared to adjusted net earningsNG of $52.7 million in the second quarter of 2025. As discussed above, the increase in adjusted net earningsNG was primarily due to higher earnings from mine operations, partially offset by higher income tax expense.

The main adjusting items to net earnings, net of tax, in the second quarter of 2026 were:

•$8.1 million of deferred income tax adjustments reflecting primarily the impact of foreign exchange rate movement on deferred income taxes at the Öksüt Mine and Mount Milligan Mine; and
•$2.1 million of unrealized gain on the re-measurement of the amount due related to the sale of the Company’s interest in the Greenstone Gold Mines Partnership (“Greenstone Partnership”) in 2021.

The main adjusting items to net earnings, net of tax, in the second quarter of 2025 were:

•$15.0 million of an incremental gain on the sale of the Company’s interest in the Greenstone Partnership;
•$12.1 million of unrealized loss on the financial asset related to the additional agreement with Royal
Gold Inc. (“Royal Gold”);
•$11.0 million of deferred income tax adjustments reflecting primarily the impact of foreign exchange rate movement on deferred income taxes at the Mount Milligan Mine;
•$7.7 million of reclamation provision revaluation recovery; and
•$6.2 million of unrealized loss on foreign exchange mainly from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project.

Cash provided by operating activities was $66.2 million in the second quarter of 2026, compared to $25.3 million in the second quarter of 2025. The increase was primarily attributable to $71.6 million higher earnings from mine operations as discussed above, an $18.2 million favourable working capital movement at the Mount Milligan Mine related to timing of sales and cash collection from shipments, partially offset by a $46.5 million unfavourable working capital movement at the Langeloth Facility mostly due to inventory build-up as a result of the temporary suspension of roasting operations and higher unit cost of the inventory resulting from higher molybdenum prices.

Free cash flow deficitNG of $23.0 million was recognized in the second quarter of 2026, compared to free cash flow deficitNG of $25.6 million in the second quarter of 2025. The slight decrease in free cash flow deficitNG was primarily due to higher cash provided by operating activities as outlined above, partially offset by higher property, plant and equipment additions primarily related to a $25.8 million increase in capital spending at the Thompson Creek Mine, $14.1 million increase in capital spending at the Mount Milligan Mine and $10.9 million increase of capital spending at the Goldfield Project.

Six months ended June 30, 2026 compared to June 30, 2025

Net earnings of $151.5 million were recognized in 2026, compared to net earnings of $99.0 million in 2025. The increase in net earnings was primarily due to:

•higher earnings from mine operations of $356.6 million in 2026 compared to $164.0 million in 2025. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices and higher gold ounces and copper pounds sold. These impacts were partially offset by higher royalty expense and higher DD&A at the Öksüt Mine and higher production costs at the Mount Milligan Mine; and
•higher other non-operating income of $21.3 million recognized in 2026 compared to $8.7 million in 2025 primarily due to a $14.7 million unrealized foreign exchange gain compared to $2.7 million unrealized foreign exchange loss attributable to a movement in foreign currency exchange rates, partially offset by $2.8 million decrease in interest income earned on the Company’s cash balance.

The increase in net earnings was partially offset by:

•higher other operating expenses of $57.2 million in 2026 compared to $20.9 million in 2025. The increase in the other operating expenses is primarily attributable to higher unrealized loss of $36.4 million in 2026 compared to $13.5 million in 2025 on the financial asset related to the Additional Royal Gold Agreement dated February 13, 2024 to increase cash payments for the Mount Milligan Mine’s gold and copper delivered to Royal Gold based on the delivery of certain threshold amounts from shipments occurring after January 1, 2024 (“Additional Royal Gold Agreement”); and
•higher income tax expense of $107.4 million recognized in 2026 compared to income tax expense of $22.7 million in 2025. The increase in income tax expense was attributable to an increase in taxable income at the Öksüt Mine and the Mount Milligan Mine, and higher withholding tax at the Öksüt Mine.

Adjusted net earningsNG of $167.5 million were recognized in 2026, compared to adjusted net earningsNG of $79.0 million in 2025. The increase in adjusted net earningsNG was primarily due to higher earnings from mining operations partially offset by higher income tax expense as outlined above.

The main adjusting items to net earnings, net of tax, in 2026 were:

•$18.2 million of an unrealized gain on the re-measurement of the amount due related to the sale of the Company’s interest in the Greenstone Partnership in 2021;
•$23.2 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement; and
•$14.4 million of deferred income tax adjustments mainly resulting from the foreign exchange rate movement on deferred income taxes at the Öksüt Mine and Mount Milligan Mine.

The main adjusting items to net earnings, net of tax, in 2025 were:

•$21.6 million of an incremental gain on the sale of Greenstone Partnership;
•$13.5 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement; and
•$12.2 million of deferred income tax adjustments mainly resulting from the foreign exchange rate movement on deferred income taxes at the Mount Milligan Mine.

Cash provided by operating activities was $186.3 million in 2026 compared to $83.9 million in 2025. The increase in cash provided by operating activities was primarily due to $192.6 million higher earnings from mine operations, a $52.8 million favorable working capital movement related to the timing of sales and cash collection from shipments at the Mount Milligan Mine. Partially offsetting the increase was a $119.3 million unfavourable working capital movement at the Langeloth Facility due to inventory build-up in anticipation of ongoing production capacity ramp-up as well as temporary suspension of roasting operations and higher unit cost of the inventory from higher molybdenum prices and $27.1 million in higher income tax payments at the Öksüt Mine.

Free cash flowNG of $26.1 million was recognized in 2026 compared to free cash flow deficitNG of $15.5 million in 2025. The increase in free cash flowNG was primarily due to higher cash provided by operating activities as outlined above, partially offset by higher property, plant and equipment additions primarily related to a $30.8 million increase in capital spending at the Thompson Creek Mine, $17.5 million increase in capital spending at the Goldfield Project, and $21.0 million increase in capital spending at the Mount Milligan Mine.

Recent Events and Developments

Incident at the Langeloth Facility

On January 29, 2026, Centerra temporarily suspended operations at the Langeloth Facility near Pittsburgh, Pennsylvania following an explosion adjacent to the acid plant. No fatalities, serious injuries or significant environmental releases were reported. The Company has conducted a thorough investigation together with local agencies and regulatory authorities to determine the root cause of the incident and identify areas that required repairs. The impact was deemed to be contained within an area of the site near the acid plant. A substantial portion of repair costs necessary to restore the acid plant to its intended state were incurred during the first half of 2026.

In April 2026, roasting operations of molybdenum concentrates provisionally resumed with a controlled ramp-up. Roasting levels and sales to customers continued to increase throughout the second quarter of 2026. By the end of the period, the Langeloth Facility had returned back to steady state production and sales levels planned for the year.

Through the period of the temporary suspension of the acid plant and during the progressive ramp-up period, the Langeloth Facility was unable to utilize its roasters to their full extent to roast molybdenum concentrates into molybdenum finished products but concentrates continued to be delivered at site due to contractual obligations of the Langeloth Facility. As a result, the Company increased its purchase of third-party molybdenum products to continue fulfilling a portion of customer orders including downstream molybdenum finished products. The inventory build-up and increasing molybdenum prices during the first half of 2026 resulted in an increase in working capital investment of $119.3 million. Assuming stable molybdenum prices, this investment is not expected to increase over the balance of the year as the Company aims to optimize its working capital levels while maintaining adequate inventory levels to support future ramp-up in production levels as part of its commercial optimization strategy.

Restart of the Thompson Creek Mine and Strategic Plan for US Moly

On September 12, 2024, Centerra announced the results of the Thompson Creek Mine feasibility study (“TCM FS”), including a strategic, integrated business plan for its US Molybdenum BU (“US Moly”) consisting of a restart of the Thompson Creek Mine and a commercially optimized plan for the Langeloth Facility. Following the completion of a feasibility study and commercial optimization plan, the full restart of operations at the Thompson Creek Mine and a progressive ramp-up of production at the Langeloth Facility began. Molybdenum is a strategic mineral with demand increasing globally for uses in production of engineered and stainless steel. Molybdenum’s chemical properties provide added strength and corrosion resistance which are used in high-performance applications throughout the energy, defense, aerospace and infrastructure industries.

The capital to restart the Thompson Creek Mine is currently in the estimated range of $425 to $450 million, of which $256.1 million has been spent as of June 30, 2026. The capital required is significantly de-risked due to an existing pit, advanced equipment rebuilds and purchases, and an existing process plant that requires modest upgrades and refurbishments. A majority of the anticipated capital expenditures is focused on capitalized stripping, plant refurbishments and mine mobile fleet upgrades. At current metal prices, the capital investment to restart the Thompson Creek Mine is being internally funded largely from cash flows generated by the Mount Milligan Mine and the Öksüt Mine.

Second Quarter 2026 Highlights

The Thompson Creek Mine achieved approximately 52% of physical infrastructure completion status with advancements in fabrication of critical components, site preparation, conveyor refurbishment, leach area and structural repairs, cyclone relining, motor and gearbox refurbishment and control system upgrades. Separately, the Company advanced pre-stripping activities, mine equipment refurbishments and purchases, construction of local housing units, early mill works including demolition and procurement, and development of other site infrastructure.

The key milestones completed in the second quarter of 2026 include:

•Pre-stripping operations continued with 12.4 million tons moved, representing a 33% increase from previous quarter;
•Conveyor refurbishment, motor refurbishment, gearbox refurbishment and crusher shaft rebuild activities progressed to support restart readiness;
•Fabrication, inspection and delivery of long‑lead equipment continued in support of construction and commissioning schedules;
•Key long‑lead equipment packages, including the Jameson Cell, flotation cells, thickener, crusher components and electrical house, advanced through fabrication and delivery milestones, some of which have shipped;
•Tailings dam remediation activities progressed, including overflow pond construction, cyclone underflow corridor earthworks and aggregate production; and
•Pre‑commissioning and operational readiness activities advanced, including legacy system testing, training, planning and development of operating procedures.

The project schedule remains on track for first production mid-2027, consistent with the TCM FS.

In the second quarter of 2026, the Company incurred non-sustaining capital expendituresNG of $51.6 million at the Thompson Creek Mine.

Goldfield Project Advancement

On August 6, 2025, Centerra completed a technical study for the Goldfield Project outlining attractive economics resulting in a planned mine life of approximately seven years, total gold production of 533,000 ounces at an average head grade of 0.66 g/t, average annual production of 100,000 ounces from 2029 to 2032, and average production costs of $1,077 per ounce, with first production expected by the end of 2028.

In the second quarter of 2026, the Company continued to focus on key project milestones such as detailed engineering and site establishment. Total non-sustaining capital expendituresNG in the second quarter of 2026 were $12.1 million. The 2026 capital expenditures program primarily relates to advancing detailed engineering work, long-lead procurement activities, and initial earthworks related to the storm water diversion channels, overburden stockpiling and excavating in borrow sources. Contractors continue to be mobilized for early works construction with further construction and site-preparation to occur in the second half of the year.

Extension of the Corporate Credit Facility

On July 15, 2026, Centerra announced it had extended its revolving credit facility (the “Credit Facility”) with a renewed term of four years maturing on July 15, 2030 and an increase in size to $600 million. The credit facility is currently undrawn, and provides future flexibility and may be used for general corporate purposes such as working capital, investments, acquisitions, and capital expenditures.

Change in Turkish Tax Rules

In June 2026, the Turkish Government announced changes that are expected to reduce the corporate income tax rate for Öksüt from 25% to 12.5%, effective January 1, 2027. This change in tax rate should enhance Öksüt’s long-term cash flow generation. This change in tax rate resulted in the reduction of the deferred tax liabilities subject to Turkish tax as of June 30, 2026.

Normal Course Issuer Bid
On November 10, 2025, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 20,129,230 common shares in the capital of the Company during the twelve-month period commencing on November 10, 2025 and ending on November 9, 2026, representing approximately 10% of the public float.

The Company’s Board of Directors has approved up to $200 million of share repurchases for the full year 2026, of which, $72.2 million has been completed in the first six months of the year. Centerra believes that the NCIB continues to provide the Company with flexibility to strategically deploy cash in line with its capital allocation priorities, subject to market conditions, while maintaining the financial capacity to invest in future growth. During the second quarter of 2026, the Company repurchased 2,924,400 common shares for a total consideration of $49.7 million (C$69.4 million) under its NCIB program.

As of June 30, 2026, Centerra has repurchased 28,062,746 shares since the inception of the buyback program.

Executive Management

Kelly Strong has been appointed Executive Vice President and Chief Operating Officer, effective August 17, 2026. Mike Sylvestre, who has served as Interim Chief Operating Officer since March 2026, will assist with an orderly transition into September 2026 before departing the Company. Mr. Strong has more than 30 years of global mining experience, having held senior operational leadership positions with The Mosaic Company, Nyrstar and Vale Inco, where he led large-scale mining, processing and integrated operations across North America and internationally. In this role, Mr. Strong will oversee Centerra’s global operating portfolio and advance the Company’s operational priorities and execute its long-term growth strategy.

Exploration and Project Evaluation Update

Exploration activities during the quarter included drilling, surface rock and soil sampling, geological mapping, and geophysical surveying across the Company’s projects and earn‑in properties, targeting gold and copper mineralization in Canada, Türkiye, and the United States. Work was primarily concentrated at the Mount Milligan Mine and the Kemess Project in British Columbia, the Öksüt Mine in Türkiye, and early‑stage greenfield projects in Canada, USA and Türkiye. Project evaluation expenditures during the quarter were mainly directed toward the Kemess Project in British Columbia.

Mount Milligan Mine

At the Mount Milligan Mine, the 2026 drilling program commenced in the second quarter, with 47 diamond drill holes completed for a total of 13,191 metres. The program is designed to in‑fill drilling within the current ultimate open‑pit boundary, while also continuing to evaluate targets with potential for shallower porphyry‑style gold‑copper mineralization and high‑gold, low‑copper mineralization peripheral to the existing pits.

Partial and complete assay results received to date confirm gold‑copper mineralization from the in‑pit drilling, including intercepts from the northern areas (Oliver, EMBX), the eastern Great Eastern Fault zone, and the western margins of the current ultimate pit (Goldmark, Saddle West).

Kemess Project

At the Kemess Project, 11 diamond drill holes totaling 2,358 metres were completed during the second quarter of 2026. This included 1,510 metres from seven in‑fill drill holes in the Kemess Main zone and 848 metres from four exploration drill holes in the Kemess South zone. The drilling campaign forms part of an integrated in‑fill and exploration program aimed at upgrading resource classification within the proposed Kemess Main open‑pit area.

Öksüt Mine

As part of the comprehensive review at the Öksüt Mine, an infill drilling program was designed to evaluate potential mineralisation extensions within a pit shell optimized at a higher gold price. The program comprises approximately 9,000 metres of planned drilling. To date, 14 drill holes totaling 5,018.5 metres have been completed. In parallel, a detailed geological review has identified several priority targets that will be tested following completion of the infill drilling phase.

2026 Outlook

The Company has updated its 2026 outlook for the Öksüt Mine based on a higher estimate for gold production. Estimates for the non-sustaining capital expendituresNG have also been updated at the Goldfield Project primarily the result of spending being pulled forward to de-risk the project. The Company highlights new guidance items for minor reclamation costs at the Kemess Project and has also issued 2026 guidance for production, sales, earnings and costs at the Langeloth Facility.

Except for the changes highlighted above, the Company’s outlook is unchanged. The Company’s full year 2026 outlook, and comparative actual results for the six months ended June 30, 2026 of certain operating metrics are set out in the sections below. The Company notes that the ongoing shifts and uncertainty around the conflict in the Middle East and volatility of fuel prices may have an impact on the results of the Company’s operations in 2026, but at present these impacts are not expected to be material at the consolidated level.

Gold and Copper Assets

	Units	2026 Guidance			Six Months Ended June 30, 2026	2026 Guidance - Previous
Production
Total gold production(1)	(koz)	260	-	290	139	250 - 280
Mount Milligan Mine(2)(3)(4)	(koz)	140	-	155	68
Öksüt Mine	(koz)	120	-	135	71	110 - 125
Total copper production(2)(3)(4)	(Mlb)	50	-	60	27
Unit Costs(5)
Gold production costs(1)	($/oz)	1,500	-	1,600	1,553
Mount Milligan Mine(2)	($/oz)	1,450	-	1,550	1,522
Öksüt Mine	($/oz)	1,650	-	1,750	1,584
All-in sustaining costs on a by-product basisNG(1)(4)	($/oz)	1,650	-	1,750	1,705
Mount Milligan Mine(4)	($/oz)	1,200	-	1,300	1,172
Öksüt Mine	($/oz)	1,850	-	1,950	1,790
Capital Expenditures
Additions to PP&E	($M)	205	-	250	116.1	175 - 220
Mount Milligan Mine	($M)	130	-	150	81.4
Öksüt Mine	($M)	10	-	20	11.6
Goldfield Project	($M)	60	-	70	18.7	30 - 40
Kemess Project	($M)	5	-	10	4.4
Total Capital ExpendituresNG	($M)	185	-	230	96.3	155 - 200
Sustaining Capital ExpendituresNG	($M)	85	-	105	50.9
Mount Milligan Mine	($M)	80	-	90	44.2
Öksüt Mine	($M)	5	-	15	6.7
Non-sustaining Capital ExpendituresNG	($M)	100	-	125	45.4	70 - 95
Mount Milligan Mine	($M)	35	-	45	22.3
Goldfield Project	($M)	60	-	70	18.7	30 - 40
Kemess Project	($M)	5	-	10	4.4
Other Items
Current income tax and BC mineral tax expense(1)	($M)	111	-	133	76.8
Mount Milligan Mine	($M)	6	-	8	6.3
Öksüt Mine	($M)	105	-	125	70.5
Depreciation, depletion and amortization	($M)	90	-	110	62.9
Mount Milligan Mine	($M)	40	-	50	30.7
Öksüt Mine	($M)	50	-	60	32.2
Evaluation Costs	($M)	18	-	25	7.4
Care and Maintenance - Kemess Project	($M)	13	-	15	7.2
Reclamation Costs - Kemess Project	($M)	2	-	4	—
1.Consolidated Centerra figures.
2.The Mount Milligan Mine is subject to an arrangement with Royal Gold which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $4,250 per ounce of gold and $6.00 per pound of copper for 2026, the Mount Milligan Mine’s average realized gold and copper price for 2026 would be $2,914 per ounce and $5.04 per pound, respectively, compared to average realized prices of $2,608 per ounce and $3.96 per pound in 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
3.Gold production for 2026 at the Mount Milligan Mine assumes estimated recoveries of 60% to 62% and compares to actual gold recovery of 61.3% achieved in the six months ended June 30, 2026. Copper production for 2026 assumes recovery 75% to 77% for copper and compares to actual copper recovery of 74.4% achieved in the six months ended June 30, 2026.
4.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.Units noted as ($/oz) relate to gold ounces.

Production Profile

In the six months ended June 30, 2026, the Company reported consolidated production of 138,728 ounces of gold and 27.3 million pounds of copper, respectively. Centerra’s 2026 consolidated gold production is projected to be between 260,000 to 290,000 ounces with 2026 copper production expected to be between 50 to 60 million pounds.

Mount Milligan Mine

In the six months ended June 30, 2026, the Mount Milligan Mine produced 67,747 ounces of gold and 27.3 million pounds of copper. In 2026, the Mount Milligan Mine’s gold production guidance is projected to be between 140,000 to 155,000 ounces and copper production guidance is projected to be between 50 to 60 million pounds. In 2026, mill throughput, gold grades, and copper grades are expected to be similar to those in 2025 and in line with the MTM PFS. The Mount Milligan plant completed a scheduled major shutdown in the first quarter of 2026 and is scheduled to have another shutdown in the third quarter of 2026 for the relining of the SAG and one ball mill. As previously guided, second quarter gold production was higher than the first quarter, increasing by 29%. The Company expects gold production to increase in the third quarter, reflecting planned mine sequencing. Copper production and sales are expected to be evenly weighted throughout 2026. Sales and monetization of gold ounces and copper pounds are dependent on the timing of ocean vessels and may result in some timing differences between produced and sold quantities.

Öksüt Mine

In the six months ended June 30, 2026, the Öksüt Mine produced 70,981 ounces of gold, higher production in the first half of 2026 than anticipated as a result of strong grades and enhanced operation practices. As a result, projected full year production guidance has been increased to between 120,000 and 135,000 ounces of gold for the Öksüt Mine (up from 110,000 and 125,000 ounces). Ore mined in 2026 is planned to be sourced from phase 5 and phase 6 of the Keltepe Pit, and gold sales are expected to closely follow gold production and be relatively evenly distributed throughout the remainder of 2026.

Cost Profile

In the six months ended June 30, 2026, the Company’s consolidated gold production costs amounted to $1,553 per ounce. In 2026, the Company anticipates its consolidated gold production costs to range from $1,500 to $1,600 per ounce. The Company expects that production at Mount Milligan and the Öksüt Mine in the third and fourth quarters of 2026 will maintain within the guidance range of the full year consolidated gold production costs.

Consolidated all-in sustaining costs on a by-product basisNG were $1,705 per ounce in the six months ended June 30, 2026. In 2026, the Company expects its consolidated all-in sustaining costs on a by-product basisNG to be in the range of $1,650 to $1,750 per ounce for the full year. Consolidated all-in sustaining costs on a by-product basisNG in 2026 are driven by increased expected royalty costs at the Öksüt Mine which are more than offset by higher expected by-product credits at the Mount Milligan Mine driven by strong copper and silver prices.

Mount Milligan Mine

In the six months ended June 30, 2026, the Mount Milligan Mine reported gold production costs of $1,522 per ounce. After anticipated higher than budget production costs per ounce in the first quarter, second quarter gold production costs at the Mount Milligan Mine were $1,314. Fuel prices remained volatile but had a limited impact on Mount Milligan Mine production costs. In 2026, the Company anticipates the Mount Milligan Mine’s gold production cost guidance to be in the range of $1,450 to $1,550 per ounce.

Copper production costs at the Mount Milligan Mine were $2.40 per pound in the six months ended June 30, 2026. In 2026, copper production costs are projected to be in the range of $2.00 to $2.50 per pound.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basisNG were $1,172 per ounce in the six months ended June 30, 2026, driven by increased copper and silver by-product credits. In 2026, the Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG are expected to range from $1,200 to $1,300 per ounce.

Öksüt Mine

In the six months ended June 30, 2026, the Öksüt Mine reported gold production costs of $1,584 per ounce. Lower gold production costs per ounce in the first half of 2026 were driven by stronger than anticipated gold production. In 2026, the Company estimates the Öksüt Mine’s gold production costs to be in the range of $1,650 to $1,750 per ounce, with royalty costs expected to constitute between $600 to $700 per ounce of this cost (at an assumed market gold price of $4,250 per ounce).

The Öksüt Mine’s all-in sustaining costs on a by-product basisNG were $1,790 per ounce in the six months ended June 30, 2026. In 2026, the Company expects the Öksüt Mine’s full year all-in sustaining costs on a by-product basisNG to be in the range of $1,850 to $1,950 per ounce.

Capital Expenditures

Additions to Property, Plant and Equipment (“PP&E”) include certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. The reconciliation of additions to PP&E and capital expendituresNG is included in the Non-GAAP and Other Financial Measures section of this MD&A.

In the six months ended June 30, 2026, consolidated additions to PP&E for gold and copper assets were $116.1 million and total capital expendituresNG for these assets were $96.3 million. In 2026, consolidated additions to PP&E are expected to be in the range of $205 million to $250 million and total capital expendituresNG in the range of $185 to $230 million for the gold and copper asset portfolio. Planned capital expendituresNG of note in 2026 include water management projects and buttress foundation construction at the Mount Milligan Mine as well as site preparation activities at the Goldfield Project.

The Mount Milligan Mine’s additions to PP&E in 2026 were $81.4 million and total capital expendituresNG were $66.5 million. The difference between additions to PP&E and capital expendituresNG was mainly due to costs capitalized into Right-of-Use (“ROU”) assets of $15.4 million and a change to future reclamation costs of $1.0 million. In 2026, the Mount Milligan Mine is forecasted to have additions to PP&E in the range from $130 million to $150 million and total capital expendituresNG from $115 to $135 million. Total capital expendituresNG include sustaining capital expendituresNG in the range of $80 to $90 million and non-sustaining capital expendituresNG in the range of $35 to $45 million. Non-sustaining capital expendituresNG planned for 2026 include purchases of additional mining equipment to increase tonnes moved, maintenance shop expansion to accommodate the increased fleet, buttress foundation construction to allow for the successive tailings dam buttress raises over the course of the remaining life of the existing TSF, and exploration costs to continue testing for potential resource expansion to the west. A portion of the 2026 sustaining capital expendituresNG relates to capitalized TSF construction costs in the range of $25 to $30 million with the remaining sustaining capital expendituresNG largely related to water management projects to sustain water access and availability and major component and equipment replacements within the operating fleet. Total capital expendituresNG remain in line with the MTM PFS with the exception of increased capital expendituresNG related to water management projects and buttress foundation construction as mentioned above.

The Öksüt Mine’s additions to PP&E in the six months ended June 30, 2026 were $11.6 million and total capital expendituresNG were $6.7 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change in future reclamation costs of $3.1 million and the costs capitalized to right of use assets of $1.8 million. Additions to PP&E and total sustaining capital expendituresNG are expected to be low in 2026, in the range of $10 million to $20 million and $5 to $15 million, respectively, reflecting ongoing support of production facilities.

In the six months ended June 30, 2026, the Goldfield Project additions to PP&E and total capital expendituresNG were $18.7 million. In 2026, the Goldfield Project is expecting additions to PP&E and non-sustaining capital expendituresNG to be in the range of $60 million to $70 million, as the Company started to execute on its plan to build the project. The 2026 capital expendituresNG program primarily relates to advancing detailed engineering work, long-lead procurement activities, initial site general earthworks and preparation and down payments for power line construction. The increase reflects the advancement of a number of site preparation activities into 2026, including the water diversion channel, site platform development, overburden removal, and overliner stockpiling to support project execution and reduce execution risk. Engineering and procurement of key long-lead items, including the Adsorption, Desorption, and Recovery (“ADR”) plant, crushing circuit, heap leach liner, pumps and piping, and power infrastructure, have also been advanced to secure 2026 pricing. The overall project capital cost estimate remains unchanged from the initial August 2025 announcement at $252 million in total non-sustaining capital expendituresNG, before first production, which is expected to occur by the end of 2028.

There were $4.4 million in additions to PP&E and non-sustaining capital expendituresNG for the Kemess Project in the six months ended June 30, 2026. In 2026, the Kemess Project is expecting additions to PP&E and total capital expendituresNG to be in the range of $5 to $10 million. The 2026 capital expendituresNG program primarily relates to costs needed to restart the water treatment plant and completion of certain camp accommodation facility upgrades. As the Kemess Project remains focused on project evaluation activities, the majority of the project costs are expensed and recorded within exploration and evaluation or care and maintenance as further outlined below.

Depreciation, Depletion and Amortization

In the six months ended June 30, 2026, the Company’s DDA expense included in the cost of sales for gold and copper producing assets was $62.9 million. The Öksüt Mine’s DDA expense over this period was $32.2 million and the Mount Milligan Mine’s DDA expense was $30.7 million. In 2026, the Company estimates DDA expense to be in the range of $90 to $110 million, including $50 to $60 million at the Öksüt Mine and $40 to $50 million at the Mount Milligan Mine.

Current Taxes and Tax Payments

The Mount Milligan Mine’s current British Columbia mineral tax expense in the six months ended June 30, 2026 was $6.3 million and the cash taxes paid were $5.3 million. The cash taxes paid included a $1.3 million payment for 2020 and 2021 audits. The remaining difference between current tax expense and cash taxes paid is due to timing of tax payments. In 2026, Mount Milligan Mine’s current British Columbia mineral tax expense and tax payments are each expected to be in the range of $6 to $8 million.

The Öksüt Mine’s current income tax expense in the six months ended June 30, 2026 was $70.5 million, including a withholding tax of $13.5 million on the repatriation of Öksüt Mine’s earnings. Total cash taxes paid by the Öksüt Mine in the six months ended June 30, 2026 were $72.8 million, including withholding tax of $19.9 million on the repatriation of Öksüt Mine’s earnings. The difference between current tax expense and cash taxes paid is due to timing of tax payments. In 2026, the Öksüt Mine income tax expense is expected to be in the range of $105 to $125 million. The Öksüt Mine income tax expense reflects a 25% income tax rate on taxable income and withholding tax on repatriation of a portion of the Öksüt Mine’s retained earnings. On June 4, 2026, new legislation was published in Türkiye which reduced the corporate income tax rate from 25% to 12.5%, beginning January 1, 2027 and for subsequent taxation periods. The Company expects qualifying production income generated by the Öksüt Mine to benefit from the reduced rate.

Kemess Project Costs (excluding capital expendituresNG and exploration outlined in other sections)

The work program at the Kemess Project continues to be focused on project evaluation activities including resource in-fill and exploration drilling as well as technical studies. In the six months ended June 30, 2026, the Kemess Project’s expenditures amounted to $13.3 million, comprised of $7.2 million for care and maintenance costs, along with $6.1 million of pre-development and technical works focused on the pre-feasibility study (“Kemess PFS”). In addition, reclamation costs pulled-forward related to the decommissioning of the Kemess South diversion dam and diversion conduit are expected to be incurred in the second half of 2026.

In 2026, the Kemess Project’s expenditures are projected to be in the range of $13 to $15 million on care and maintenance, $17 to $23 million on technical studies and pre-development work related to the Kemess PFS expected to be issued in 2027, and $2 to $4 million on reclamation costs. The Company continues to evaluate concepts for the property as provided in the results of the Preliminary Economic Assessment (“Kemess PEA”) released on January 19, 2026.

LOM Extension Study, Engineering, and Permitting Costs

At the Mount Milligan Mine, the Company continues to progress engineering and other studies to support future permit authorizations which will be required to achieve the recently announced mine life extension of Mount Milligan to 2045 as outlined in a Pre-Feasibility Study. For the six months ended June 30, 2026, these expenditures associated with the Mount Milligan Mine amounted to $5.0 million. At the Öksüt Mine, work continues on the LOM optimization study, which is expected to be published in early 2027. For the six months ended June 30, 2026, expenditures associated with this work at the Öksüt Mine amounted to $0.9 million. LOM optimization study, engineering and permitting costs across the sites are projected to be in the range of $20 to $25 million in 2026.

US Moly

	Units	2026 Guidance			Six Months Ended June 30, 2026
Production - Langeloth Facility
Total molybdenum roasted	Mlbs	11	-	13	5.0
Total molybdenum sold	Mlbs	15	-	17	7.5
Costs and Profitability - Langeloth Facility
Net earnings	($M)	2	-	7	(3.4)
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)NG	($M)	7	-	12	2.4
Capital Expenditures
Additions to PP&E	($M)	208	-	240	119.0
Thompson Creek Mine	($M)	205	-	235	118.1
Langeloth Facility	($M)	3	-	5	0.9
Total capital expendituresNG	($M)	193	-	225	93.3
Non-sustaining capital expendituresNG - Thompson Creek Mine	($M)	190	-	220	92.4
Sustaining capital expendituresNG - Langeloth Facility	($M)	3	-	5	0.9
Other Items
Depreciation, depletion and amortization - Langeloth Facility	($M)	4	-	6	2.3

Thompson Creek Mine

The Thompson Creek Mine’s additions to PP&E and total capital expendituresNG in the six months ended 2026 were $118.1 million and $92.4 million, respectively. The difference between additions to PP&E and capital expendituresNG was mainly due to capitalized ROU assets of $15.9 million comprised of mining equipment and capitalized DDA of $9.0 million.

Since the restart decision in September 2024, non-sustaining capital expendituresNG have totaled $256.1 million including capitalized stripping costs of $132.7 million, equipment refurbishments and capital equipment purchases of $54.2 million, mill refurbishments, mill engineering studies and TSF engineering costs of $33.1 million and other capitalized costs of $36.1 million.

In 2026, the Thompson Creek Mine’s additions to PP&E are expected to be in the range of $205 to $235 million (inclusive of capitalized DDA) and total capital expendituresNG are expected to be in the range of $190 to $220 million. The Thompson Creek Mine is focused on the following major deliverables in 2026:

•Advance ore access and begin contract mining activities at the north wall to de-risk execution of first production in 2027.
•Maintain high utilization of an additional production shovel to increase tons moved and perform mobilization of a mining contractor in certain mining areas to de-risk execution of the mine plan.
•Substantially complete mill construction and transition to commissioning readiness.
•Progress tailings and water‑management infrastructure to support start‑up, including the tailings dam rock toe buttress construction.
•Ramp up of operating and commissioning teams and staff critical roles, specifically in the mill area.
•Deliver housing and priority site infrastructure to support workforce growth.
•Finalize operations‑readiness and continue training, procedures, and cross‑functional coordination.
•Maintain the schedule targeting majority of overall construction completion, with commissioning to follow in 2027.

The Company expects the total project spending will be in the range of $425 to $450 million through to first production. The project remains on track for first production in mid-2027.

The Company estimates that the majority of costs at the Thompson Creek Mine will relate to goods and services sourced domestically within the United States and, as such, does not anticipate a material impact from import tariffs at this time. The Company has continued a diesel hedging program at the Thompson Creek Mine in order to manage the risk associated with changes in fuel prices. The Company does not expect material impact to project spending from the rise in global fuel prices.

Langeloth Facility

Following the incident in January 2026 and the temporary shutdown of the acid plant, the Company was able to recommence roasting operations of molybdenum concentrates in the second quarter of 2026. As full operations have resumed, the Company is issuing the Langeloth Facility’s operating outlook for 2026.

In the six months ended June 30, 2026, the Langeloth Facility roasted and sold 5.0 million and 7.5 million pounds of molybdenum, respectively. The Langeloth Facility has re-commenced the previously disclosed ramp-up of operations and is planning to achieve 11 to 13 million pounds of molybdenum roasted and 15 to 17 million pounds of molybdenum sold in 2026. Sales are expected to exceed production in 2026 as a result of the temporary suspension of operations in the first quarter of 2026 that constrained roasting activities. The Company continued to purchase third party molybdenum concentrates and molybdenum products during the shutdown period to support customer deliveries which contributed to higher sales volumes.

In the six months ended June 30, 2026, Langeloth Facility’s net loss was $3.4 million, including DDA of $2.3 million, and adjusted EBITDANG was $2.4 million. In 2026, net earnings at Langeloth are expected to be $2 to $7 million and Adjusted EBITDANG is expected to be $7 to $12 million, driven by higher sales volumes in the second half of 2026. The Company expects the current production cost structure to remain relatively stable for the full year of 2026, allowing for further improvements in profitability as operations ramp up. The main difference between net loss and adjusted EBITDANG was an additional cost of $3.7 million to settle a legacy labour-related proceeding before the U.S. National Labor Relations Board (“NLRB”) which was included in the net loss.

In the first six months ended June 30, 2026, the cash used by operations at the Langeloth Facility was primarily driven by changes in working capital. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. A $5 per pound change in molybdenum price has an approximate $25 million impact on working capital invested. The average molybdenum market price increased from $22.70 per pound at the end of the fourth quarter of 2025 to $31.10 per pound at the end of the second quarter in 2026. The Langeloth Facility reported approximately $119.3 million in incremental working capital investment in the first half of 2026, primarily due to the build-up of inventory volumes during the shutdown and the increase in the average molybdenum market prices. Assuming stable molybdenum prices, this investment is not expected to increase further over the remainder of the year as the Company aims to optimize its working capital levels while maintaining adequate inventory levels to support future ramp-up in production levels as part of its commercial optimization strategy.

In the six months ended June 30, 2026, the Langeloth Facility’s additions to PP&E and total capital expendituresNG were $0.9 million. For the full year of 2026, the Langeloth Facility is projecting sustaining capital expendituresNG to be in the range of $3 to $5 million.

Global Exploration Projects

(Expressed in millions of United States dollars)	Units	2026 Guidance			Six Months Ended June 30, 2026
Project Exploration	($M)	40	-	50	15.1
Brownfield Exploration	($M)	20	-	25	5.7
Greenfield and Generative Exploration	($M)	20	-	25	9.4

In the six months ended June 30, 2026, total exploration expenditures were $15.1 million. In 2026, exploration expenditures are expected to range from $40 to $50 million. The exploration expenditures include $20 to $25 million of brownfield exploration and $20 to $25 million of greenfield and generative exploration programs. Over 90% of exploration expenditures are expected to be expensed. The exploration targets for brownfield projects in 2026 are expected to include continued drilling and testing at the Mount Milligan Mine and the Kemess Project. At the Mount Milligan Mine, programs are expected to focus on the western extension of the deposit and on in‑fill drilling to upgrade inferred resources to the indicated category, including work between Goldmark and North Slope, and to expand resources at Saddle West and Boundary areas. At Kemess, work will continue to in‑fill drill within the resource areas outlined in the PEA, and advance drilling at the Kemess Offset zone.

Other Items

In the six months ended June 30, 2026, corporate and administration expenses were $20.7 million, excluding stock-based compensation expense of $12.8 million and corporate depreciation of $0.4 million. In 2026, Corporate and administration expenses, excluding stock-based compensation expense and corporate depreciation, are expected to be in the range of $29 to $33 million.

In the six months ended June 30, 2026, the Company's share of cash expenditures at the Endako Mine totaled $3.6 million primarily related to care and maintenance. In 2026, the Company’s share of care and maintenance expenditures at the Endako Mine are expected to be between $6 and $8 million.

As a result of the attainment of certain production thresholds at the Greenstone Mine, the Company is entitled to receive 33,333 additional contingent gold ounces (or equivalent cash payments) from Equinox Gold in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership in 2021. Such contingent gold ounces are required to be delivered by the Company to Royal Gold as part of the Additional Royal Gold Agreement. The first contingent payment was received in 2025 and the Company anticipates the second contingent payment to be received in the second half of 2026 and the third payment in 2027.

2026 Material Assumptions

Other material assumptions or factors not mentioned above but used to estimate production and costs in 2026, after giving effect to the hedges in place as at June 30, 2026, include the following:

•market gold price of $4,250 per ounce ($4,500 per ounce in the previous guidance) and an average realized gold price at the Mount Milligan Mine of $2,914 per ounce after reflecting the Mount Milligan Streaming Agreement (35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs;
•market price of $6.00 per pound ($5.00 per pound in the previous guidance) for copper and an average realized copper price at the Mount Milligan Mine of $5.04 per pound after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine’s copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs;
•market price of $65 per ounce for silver ($50 per ounce in the previous guidance);
•molybdenum price of $30.00 per pound;
•exchange rates are as follows: $1USD:$1.37 CAD ($1USD:$1.38 CAD in the previous guidance), and $1USD:47.00 Turkish lira ($1USD:45.00 Turkish lira in previous guidance); and
•diesel fuel price of $1.25/litre or CAD$1.71/litre at the Mount Milligan Mine ($1.02/litre or CAD$1.41/litre previously) and $3.15/gallon ($2.95/gallon previously) at the Thompson Creek Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2026 as the increases in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until approximately 2030.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for 2026 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2026, and related risk factors can be found under the heading “Cautionary Statement on Forward-Looking Information” in this document and under the heading “Risks Factors” in the Company’s most recent Annual Information Form (“AIF”).

2026 Sensitivities

Centerra’s costs and cash flows for the remaining six months of 2026 are sensitive to changes in certain key inputs. The Company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

		Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)	$250/oz	4.0 - 6.5	—	20.5 - 24.0	15.0 - 19.5	15 - 33
Copper price(1)	10%	0.5 - 1.0	—	11.0 - 16.5	10.5 - 15.5	95 - 110
Diesel fuel(2)	10%	2.0 - 2.5	0.4 - 0.6	—	2.4 - 3.1	20 - 21
Canadian dollar(2),(3)	10 cents	12.0 - 13.0	4.5 - 5.0	—	16.5 - 18.0	120 - 145
Turkish lira(3)	10 liras	6.5 - 10.0	0.5 - 1.0	—	7.0 - 14.0	32 - 58
(1)Includes the impact of hedging of 10,383 ounces for the Öksüt Mine’s gold sales in 2026. Excludes the effect of 36,531 ounces of gold with an average mark-to-market price of $4,040 per ounce and 12.8 million pounds of copper with an average mark-to-market price of $6.07 per pound outstanding under the Mount Milligan Mine’s contracts awaiting final settlement in future months as of June 30, 2026.
(2)Includes the effect of the Company’s diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of June 30, 2026 of approximately 47% and 49%, respectively.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Liquidity and Capital Resources

As of June 30, 2026, the Company’s total liquidity position was $850.9 million, representing a cash balance of $450.9 million and no amounts drawn under its $400.0 million corporate credit facility.

On July 15, 2026, Centerra announced it had extended its revolving credit facility (the “Credit Facility”) with a renewed term of four years maturing on July 15, 2030 and an increase in size to $600 million.

Second Quarter 2026 compared to Second Quarter 2025

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $94.9 million was recognized in the second quarter of 2026 compared to $72.6 million in the second quarter of 2025. The increase is primarily related to $17.7 million higher capital spending at the Thompson Creek Mine, $14.1 million higher capital spending at the Mount Milligan Mine and $10.9 million higher capital spending at the Goldfield Project in the second quarter of 2026, partially offset by lower net equity investments purchases.

Cash used in financing activities in the second quarter of 2026 was $63.9 million compared to $38.5 million in the second quarter of 2025. The increase is primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 2,924,400 Centerra common shares under the Company’s NCIB program was $49.7 million at an average price of $16.99 (C$23.72) per share in the second quarter of 2026 compared to consideration of $27.0 million at an average price of $6.95 (C$9.62) per share paid for the repurchase and cancellation of 3,889,507 Centerra common shares under the Company’s NCIB program in the second quarter of 2025.

Six months ended June 30, 2026 compared to June 30, 2025

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.
Cash used in investing activities of $165.3 million was recognized in 2026 compared to $121.2 million in 2025. The increase is primarily related to $30.8 million higher capital spending at the Thompson Creek Mine in 2026, $17.5 million higher capital spending at the Goldfield Project and $21.0 million higher capital spending at the Mount Milligan Mine.

Cash used in financing activities of $99.1 million was recognized in 2026 compared to $65.1 million in 2025. The increase was primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 4,178,300 Centerra common shares under the Company’s NCIB program was $72.2 million at an average price of $17.27 (C$23.97) per share in 2026 compared to consideration of $42.0 million paid for the repurchase and cancellation of 6,355,433 Centerra common shares under the Company’s NCIB program at an average price of $6.60 (C$9.23) per share in 2025.

Financial Performance
Second Quarter 2026 compared to Second Quarter 2025

Revenue of $442.7 million was recognized in the second quarter of 2026 compared to $288.3 million in the second quarter of 2025. The increase in revenue was primarily due to higher average realized gold, copper and molybdenum prices, higher ounces of gold sold, higher copper pounds sold and higher molybdenum pounds sold.

Gold production was 70,727 ounces in the second quarter of 2026 compared to 63,311 ounces in the second quarter of 2025. Gold production in the second quarter of 2026 included 32,552 ounces of gold produced at the Öksüt Mine compared to 28,253 ounces produced in the second quarter of 2025. The overall increase was primarily driven by higher ounces stacked at the Öksüt Mine from higher grades. There were 38,175 ounces of gold produced from the Mount Milligan Mine in the second quarter of 2026 compared to 35,058 ounces in the second quarter of 2025. The increase in gold production was primarily driven by higher head grade and higher mill throughput, partially offset by lower recovery.

Copper production at the Mount Milligan Mine was 13.1 million pounds in the second quarter of 2026, compared to 12.4 million pounds in the second quarter of 2025. The increase in copper production was primarily due to higher head grades processed.

The Langeloth Facility sold 3.8 million pounds of molybdenum in the second quarter of 2026, compared to 3.1 million pounds sold in the second quarter of 2025. Total pounds of molybdenum products sold were higher in the second quarter of 2026, primarily due to the continuation of the ramp-up of capacity utilization.

Cost of sales of $283.7 million was recognized in the second quarter of 2026 compared to $200.9 million in the second quarter of 2025. The increase was primarily due to $42.2 million higher production costs at the Langeloth Facility attributable to higher molybdenum prices, $24.8 million higher production costs at the Öksüt Mine mainly attributable to higher ounces of gold sold and higher royalty costs, and $15.8 million higher production costs at the Mount Milligan Mine primarily due to higher mining, administrative and freight costs.

Gold production costs were $1,456 per ounce in the second quarter of 2026 compared to $1,308 per ounce in the second quarter of 2025. The increase was primarily driven by higher production costs and higher royalty cost per ounce at the Öksüt Mine as a result of higher gold prices and higher royalty rates, and higher production costs at the Mount Milligan Mine as mentioned above, partially offset by higher ounces of gold sold.

All-in sustaining costs on a by-product basisNG were $1,707 per ounce in the second quarter of 2026 compared to $1,652 per ounce in the second quarter of 2025. The increase in all-in sustaining costs on a by-product basisNG was primarily due to higher gold production costs per ounce as noted above and higher sustaining capital expendituresNG, partially offset by higher copper credits from increased copper prices and higher copper pounds sold.

The Company recognized income tax expense of $54.2 million in the second quarter of 2026, comprising current income tax expense of $25.5 million and deferred income tax expense of $28.7 million, compared to income tax recovery of $2.2 million in the second quarter of 2025, comprising current income tax expense of $5.2 million and deferred income tax recovery of $7.3 million. The increase in income tax expense in the second quarter of 2026 was primarily attributable to an increase in taxable income at the Öksüt Mine and at the Mount Milligan Mine,
Six months ended June 30, 2026 compared to June 30, 2025

Revenue of $927.4 million was recognized in 2026 compared to $587.8 million in 2025. The increase was primarily driven by higher average realized prices for gold and molybdenum, as well as higher ounces of gold, and copper pounds sold.

Gold production was 138,728 ounces in 2026 compared to 122,690 ounces in 2025. Gold production in 2026 included 67,747 ounces of gold from the Mount Milligan Mine compared to 70,938 ounces in 2025. The decrease was primarily due to lower gold head grades and lower gold recoveries, partially offset by higher throughput. The Öksüt Mine produced 70,981 ounces of gold in 2026 compared to 51,752 ounces of gold in 2025. The increase in gold production was primarily driven by higher grades.
Copper production at the Mount Milligan Mine was 27.3 million pounds in 2026 compared to 24.1 million pounds in 2025. The increase in copper production was primarily attributed to higher throughput and higher copper grades, partially offset by lower recoveries.

The Langeloth Facility roasted 5.0 million pounds and sold 7.5 million pounds of molybdenum in 2026 compared to 6.2 million pounds roasted and 7.3 million pounds sold in 2025. The increased sales volume in 2026 was in line with the Company’s strategy to progressively ramp-up production volumes at the Langeloth Facility over time. The decrease in the molybdenum roasted was due to the temporary suspension of operations due to the January 29th, 2026 incident. The suspension of roasting operations limited the Company’s ability to convert molybdenum concentrate into molybdenum products. While the Langeloth Facility continued to sell finished molybdenum products during the period, the suspension of roasting operations constrained overall production capacity.
Cost of sales of $570.8 million was recognized in 2026 compared to $423.9 million recognized in 2025. The increase was primarily due to $66.1 million higher production costs at the Öksüt Mine related to higher royalty costs due to higher realized gold prices and higher royalty rates, $48.8 million higher production costs at the Langeloth Facility resulting from higher pounds of molybdenum sold and higher cost of molybdenum purchased due to higher molybdenum prices. In addition, there was a $32.0 million increase in production costs at Mount Milligan Mine due to higher mining and freight costs.

Gold production costs were $1,553 per ounce in 2026 compared to $1,290 per ounce in 2025. The increase in gold production costs per ounce was primarily due to higher gold ounces sold at the Öksüt Mine and the Mount Milligan Mine, higher royalty costs at the Öksüt Mine and direct production costs at the Mount Milligan Mine as noted above.

All-in sustaining costs on a by-product basisNG were $1,705 per ounce in 2026 compared to $1,572 per ounce in 2025. The increase was primarily due to higher gold production costs as discussed above and higher sustaining capital expendituresNG.

Other operating expenses of $57.2 million were recognized in 2026 compared to other operating expenses of $20.9 million in 2025. The increase in other operating expenses is primarily attributable to a $36.4 million unrealized loss on the financial asset related to the Additional Royal Gold Agreement compared to $13.5 million in 2025 and $7.3 million of standby costs at the Langeloth Facility related to the temporary suspension of operations compared to nil in 2025.

Other non-operating income of $21.3 million was recognized in 2026 compared to $8.7 million in 2025. The increase in other non-operating income is primarily attributable to higher foreign exchange gain driven by the effect of foreign exchange movements gain on equity investments. This was partially offset by a decrease in interest income earned on the Company’s cash balance due to lower interest rates and lower average cash balance.

The Company recognized income tax expense of $107.4 million in 2026, comprising current income tax expense of $75.5 million and deferred income tax expense of $31.9 million, compared to income tax expense of $22.7 million in 2025, comprising current income tax expense of $34.5 million and deferred income tax recovery of $11.8 million. The increase in income tax expense was attributable to an increase in taxable income at the Öksüt Mine and at the Mount Milligan Mine and higher withholding tax at the Öksüt Mine.
Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at June 30, 2026 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at June 30, 2026
Instrument	Unit	Type	2026	2027	2028+	2026	2027	2028+	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.36/$1.42	—	—	$36.0M (6%)	—	—	$36.0M	(202)
USD/CAD forward contracts	CAD	Fixed	$1.38	$1.36	—	$258.0M (43%)	$198.0M	—	$456.0M	(9,306)
Total						$294.0M (49%)	$198.0M	—	$492.0M	(9,507)

Diesel Fuel Hedges(2)
ULSD zero-cost collars	Litres	Fixed	$0.59/$0.66	$0.50/$0.57	—	1,431 (5%)	—	—	1,431	221
ULSD swap contracts	Litres	Fixed	$0.63	$0.58	—	13,446 (42%)	9,651	—	23,097	4,078
Total						14,877 (47%)	9,651	—	24,528	4,299

Gold Hedges
Öksüt Mine zero-cost collars	Ounces	Fixed	$2,400/$3,696	—	—	10,383 (18%)	—	—	10,383	(4,407)
Goldfield Project zero-cost collars(3)	Ounces	Fixed	—	—	$3,200/$4,575	—	—	117,000	117,000	(57,596)
Total						10,383 (18%)	—	117,000	127,383	(62,003)

Gold/Copper Hedges (Royal Gold deliverables)(4):
Gold forward contracts	Ounces	Float	N/A	—	—	19,899	—	—	19,899	(8,254)
Copper forward contracts	Pounds	Float	N/A	—	—	3.0M	—	—	3.0M	(71)
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed and Öksüt Mine gold ounces sold as outlined in the “Outlook” section and is subject to change.
(2)Ultra-low-sulfur diesel. Units are in thousands of litres. Includes hedges covering exposure of both the Mount Milligan Mine and the Thompson Creek Mine.
(3)The ceiling prices applicable to the gold hedge contracts are $4,438/oz for 2029 and $4,705/oz for 2030.
(4)Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the statements of earnings was as follows:

	Three months ended June 30,			Six Months Ended June 30,
($'000's)	2026	2025	% Change	2026	2025	% Change
Foreign exchange hedges	(334)	(3,196)	(90)%	(443)	(3,196)	(86)%
Fuel hedges	2,742	(57)	(4911)%	3,745	(57)	(6670)%
Gold Hedges	(4,168)	—	100%	(10,466)	—	100%

In conjunction with the decision to proceed with the Goldfield Project, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030, representing 50% of annual production in each year, to protect project economics and support predictable cash flow during the ramp-up period. These zero-cost option collars are settled on a monthly basis, against the London Bullion Market Association gold prices and have a gold price floor of $3,200 per ounce and an average gold price cap of $4,438 per ounce in 2029 and $4,705 per ounce in 2030. The current fair value of these instruments reflects an unrealized loss from the significant upward movement in the underlying gold price since entering into these contracts.

In the first quarter of 2025, the Company initiated a diesel hedging program associated with the restart of operations at the Thompson Creek Mine in order to manage the risk associated with changes in diesel fuel prices. The hedge contracts cover a portion of estimated future diesel fuel purchases as part of the restart and are expected to settle over time by mid-2027.

As at June 30, 2026, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.
Balance Sheet Review

($ millions)	June 30, 2026	December 31, 2025
Total Assets	3,095.1	2,958.7
Total Liabilities	927.7	898.9
Current Liabilities	457.0	446.9
Non-current Liabilities	470.7	452.0
Total Equity	2,167.4	2,059.8

Cash as at June 30, 2026 was $450.9 million compared to $528.9 million as at December 31, 2025. The decrease was primarily attributable to repurchase and cancellation of approximately 4,178,300 Centerra common shares under the Company’s NCIB program amounting to $72.2 million and dividends paid of $20.1 million, partially offset by free cash flowNG of $26.1 million.

Amounts receivable as at June 30, 2026 were $119.2 million compared to $137.5 million at December 31, 2025. The decrease was primarily due to a $33.3 million decrease in amounts receivable at the Mount Milligan Mine due to the timing of collections on gold and copper sales, partially offset by a $15.1 million increase in amounts receivable at the Langeloth Facility due to higher average market molybdenum prices.

Total inventories as at June 30, 2026 were $423.6 million compared to $333.7 million as at December 31, 2025. The increase was primarily due to $88.5 million higher molybdenum inventory at the Langeloth Facility from higher average market molybdenum prices and inventory build-up in the first half of 2026 due to the temporary shutdown of roasting operations and current plans to hold higher inventory levels to support increased future operating levels.

Other current assets as at June 30, 2026 were $105.7 million compared to $55.4 million as at December 31, 2025. The increase was primarily due to the re-measurement and a reclassification of $35.1 million from other non-current assets related to amounts due from Equinox Gold related to the sale of the Company’s interest in the Greenstone Partnership in 2021.

The carrying value of PP&E as at June 30, 2026 was $1.8 billion compared to $1.6 billion as at December 31, 2025. The increase was primarily due to the additions of $235.2 million related to construction in progress mostly from the additions at the Thompson Creek Mine, including capital equipment purchases, equipment refurbishments and pre-stripping costs, other general costs capitalized as well as recognition of right of use assets of $15.4 million at the Mount Milligan Mine and $15.9 million at the Thompson Creek Mine. The increase in PP&E was partially offset by the depreciation and depletion of PP&E of $77.8 million in the normal course of operations.

Deferred income tax assets as at June 30, 2026 were nil compared to $24.9 million as at December 31, 2025. The decrease was primarily due to the drawdown of the deferred tax assets at the Mount Milligan Mine as a result of the higher earnings from operations.

Non-current equity investments as at June 30, 2026 were $146.5 million compared to $105.9 million as at December 31, 2025. The increase was primarily due to the purchase of equity investments amounting to $18.4 million and a $22.2 million unrealized gain recorded in Other Comprehensive Income (“OCI”) due to the increase in the market value of the equity investments portfolio.

Other non-current assets as at June 30, 2026 were $8.2 million compared to $43.8 million as at December 31, 2025. The decrease was primarily due to a reclassification of $35.1 million to other current assets related to the amount due from Equinox Gold associated with the sale of the Company’s interest in the Greenstone Partnership in 2021.

Other non-current financial assets as at June 30, 2026 were $77.2 million compared to $113.6 million as at December 31, 2025. The decrease was primarily due to a $36.4 million change in fair value of the financial asset related to the Additional Royal Gold Agreement.

Deferred income tax liabilities as at June 30, 2026 were $49.7 million compared to $37.9 million as at December 31, 2025. The increase was primarily due to the changes in temporary differences both at the Öksüt Mine and the Mount Milligan Mine.

Other non-current financial liabilities as at June 30, 2026 were $58.5 million compared to $82.1 million as at December 31, 2025. The decrease was primarily due to a $23.9 million mark-to-market adjustment on certain gold hedging contracts as a result of decreasing gold prices.

Other non-current liabilities as at June 30, 2026 were $66.1 million compared to $37.5 million as at December 31, 2025. The increase was primarily due to the recognition of $26.0 million related to the non-current portion of lease obligations.

Share capital as at June 30, 2026 was $657.2 million compared to $727.0 million as at December 31, 2025. The decrease was primarily due to the repurchase and cancellation of shares for $73.5 million under the NCIB program.

Accumulated other comprehensive loss as at June 30, 2026 was $3.1 million compared to $49.4 million as at December 31, 2025. The decrease in accumulated other comprehensive loss was primarily due to the changes in the fair value of hedged derivative instruments on the hedging programs at the Goldfield Project and the Öksüt Mine of $30.9 million and increase of $15.3 million in fair value of the non-current equity investments recorded in OCI.

Operations and Development Projects

Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its current obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 13, 2024, the Company entered into the Additional Royal Gold Agreement, relating to the Mount Milligan Mine.

Mount Milligan Mine Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change
Financial Highlights:
Gold revenue	106.6	80.3	33%	228.9	166.8	37%
Copper revenue	70.9	43.8	62%	137.6	90.0	53%
Other by-product revenue	4.6	2.7	70%	11.4	5.2	119%
Total revenue	182.1	126.8	44%	377.9	262.0	44%
Production costs	86.6	70.7	22%	180.6	148.4	22%
Depreciation, depletion, and amortization ("DDA")	15.2	15.3	(1)%	30.7	30.8	0%
Earnings from mine operations	80.3	40.8	97%	166.7	82.8	101%
Earnings from operations(1)	77.3	25.0	209%	121.6	61.7	97%
Cash provided by mine operations	117.6	57.2	106%	242.2	96.6	151%
Free cash flow from mine operations(2)	89.1	42.8	108%	194.9	70.2	178%
Additions to property, plant and equipment	48.3	16.7	190%	81.4	40.3	102%
Capital expenditures - total(2)	47.9	16.3	194%	66.5	28.6	133%
Sustaining capital expenditures(2)	33.4	14.7	127%	44.2	23.9	85%
Non-sustaining capital expenditures(2)	14.5	1.6	806%	22.3	4.7	374%
Operating Highlights:
Tonnes mined (000s)	11,896	12,408	(4)%	24,162	23,467	3%
Tonnes ore mined (000s)	6,173	5,613	10%	11,345	11,398	0%
Tonnes processed (000s)	5,480	5,305	3%	10,343	10,037	3%
Process plant head grade gold (g/t)	0.37	0.34	9%	0.34	0.36	(6)%
Process plant head grade copper (%)	0.16%	0.15%	7%	0.17%	0.15%	13%
Gold recovery (%)	60.1%	61.8%	(3)%	61.3%	62.0%	(1)%
Copper recovery (%)	75.0%	76.9%	(2)%	74.4%	77.3%	(4)%
Concentrate produced (dmt)	38,315	35,964	7%	79,556	70,035	14%
Gold produced (oz)(3)	38,175	35,058	9%	67,747	70,938	(4)%
Gold sold (oz)(3)	39,580	33,727	17%	74,095	70,354	5%
Average realized gold price - combined ($/oz)(3)(4)	2,693	2,382	13%	3,089	2,371	30%
Copper produced (000s lbs)(3)	13,145	12,437	6%	27,296	24,084	13%
Copper sold (000s lbs)(3)	13,373	12,103	10%	28,245	24,244	17%
Average realized copper price - combined ($/lb)(3)(4)	5.30	3.62	46%	4.87	3.71	31%
Unit Costs:
Gold production costs ($/oz)	1,314	1,356	(3)%	1,522	1,371	11%
All-in sustaining costs on a by-product basis ($/oz)(2)(5)	1,269	1,286	(1)%	1,172	1,224	(4)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)(5)	1,841	1,675	10%	1,894	1,629	16%
Copper production costs ($/lb)	2.59	2.06	26%	2.40	2.15	12%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)(5)	3.61	2.53	43%	2.98	2.54	17%
Mining costs per tonne mined ($/tonne)(2)	3.43	2.42	42%	3.09	2.68	15%
Milling costs per tonne processed ($/tonne)(2)	5.18	4.93	5%	6.36	6.09	4%
Site G&A costs per tonne processed ($/tonne)(2)	2.94	2.62	12%	2.96	2.69	10%
On site costs per tonne processed ($/tonne)(2)	15.58	13.22	18%	16.53	15.05	10%
(1)Includes exploration and evaluation costs and other operating costs, including non-cash unrealized loss on the financial asset related to the Additional Royal Gold Agreement.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Agreement and the impact of copper hedges.

Second Quarter 2026 compared to Second Quarter 2025

Earnings from mine operations of $80.3 million were recognized in the second quarter of 2026 compared to $40.8 million in the second quarter of 2025. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices, higher gold ounces and copper pounds sold, and higher silver credits due to higher realized prices, partially offset by higher production costs.
Cash provided by mine operations of $117.6 million was recognized in the second quarter of 2026 compared to $57.2 million in the second quarter of 2025. The increase was primarily due to higher average realized gold and copper prices, higher gold ounces and copper pounds sold, and a favourable working capital change, partially offset by higher production costs. The favourable working capital change in the second quarter of 2026 compared to the second quarter of 2025 was primarily related to the timing of sales and cash collection from shipments.

Free cash flow from mine operationsNG of $89.1 million was recognized in the second quarter of 2026 compared to $42.8 million in the second quarter of 2025. The increase was due to higher cash provided by mine operations as noted above, partially offset by higher capital expendituresNG.

During the second quarter of 2026, mining activities were carried out in phases 5, 6, 7 and 10 of the open pit. Total tonnes mined were 11.9 million tonnes in the second quarter of 2026 compared to 12.4 million tonnes in the second quarter of 2025. The decrease in tonnes mined in the second quarter of 2026 was largely attributable to lower equipment availability and longer haul distances compared to the same period in 2025.

Total process plant throughput in the second quarter of 2026 was 5.5 million tonnes, averaging 60,214 tonnes per calendar day compared to 5.3 million tonnes, averaging 58,302 tonnes per calendar day in the second quarter of 2025. Higher mill throughput in the second quarter of 2026 was primarily driven by more efficient mill crushing operations, resulting in a finer feed size sent to the mill.

Gold production was 38,175 ounces in the second quarter of 2026 compared to 35,058 ounces in the second quarter of 2025. The increase in gold production was primarily driven by higher head grade and throughput, partially offset by lower recovery. During the second quarter of 2026, the average gold head grade and recovery were 0.37 g/t and 60.1%, respectively, compared to 0.34 g/t and 61.8% in the second quarter of 2025.

Copper production was 13.1 million pounds in the second quarter of 2026 compared to 12.4 million pounds in the second quarter of 2025. The increase in copper production was primarily due to higher copper head grade and throughput, partially offset by lower recovery. During the second quarter of 2026, the average copper head grade and recovery were 0.16% and 75.0%, respectively, compared to 0.15% and 76.9% in the second quarter of 2025.

Gold production costs were $1,314 per ounce in the second quarter of 2026 compared to $1,356 per ounce in the second quarter of 2025. The decrease was primarily due to higher gold ounces sold, partially offset by higher mining costs due to pit dewatering activities, higher diesel fuel costs due to higher price and consumption, and reverse circulation (“RC”) drilling activities to improve geological and mine plan confidence as well as higher administrative costs due to camp operating costs and higher freight costs from increased amount of concentrate transported.

Copper production costs were $2.59 per pound in the second quarter of 2026 compared to $2.06 per pound in the second quarter of 2025. The increase was primarily due to higher overall production costs and higher allocation of costs to copper production costs due to relative changes in the market price of gold and copper, partially offset by higher copper pounds sold.
Mount Milligan Q2 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $1,269 per ounce in the second quarter of 2026 compared to $1,286 per ounce in the second quarter of 2025. The decrease was primarily due to higher gold ounces and copper pounds sold and higher realized copper prices, partially offset by higher production costs and higher sustaining capital expendituresNG. Higher sustaining capital expendituresNG in the second quarter of 2026 were primarily driven by differences in the timing of spending on the mining fleet and equipment overhauls compared to the second quarter of 2025.

Non-sustaining capital expendituresNG increased in the second quarter of 2026 compared to the second quarter of 2025 due to spending on mining fleet expansion and buttress foundation construction for the tailings storage facility (“TSF”).

Six months ended June 30, 2026 compared to June 30, 2025

Earnings from mine operations of $166.7 million were recognized in 2026 compared to $82.8 million in 2025. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices, higher gold ounces and copper pounds sold, and higher silver credits due to higher realized prices, partially offset by higher production costs.
Cash provided by mine operations of $242.2 million was recognized in 2026 compared to $96.6 million in 2025. The increase was primarily due to higher average realized gold and copper prices, higher gold ounces and copper pounds sold, and a favourable working capital change, partially offset by higher production costs. The favourable working capital change in 2026 compared to 2025 was primarily related to the timing of sales and cash collection from shipments.

Free cash flow from mine operationsNG of $194.9 million was recognized in 2026 compared to $70.2 million in 2025. The increase was primarily due to higher cash provided by mine operations as explained above, partially offset by higher capital expendituresNG.

During 2026, mining activities were carried out in phases 5, 6, 7 and 10 of the open pit. Total tonnes mined were 24.2 million tonnes in 2026 compared to 23.5 million tonnes mined in 2025. The increase in tonnage was attributable to higher haulage fleet productivity and the addition of incremental haulage capacity.

The process plant throughput was 10.3 million tonnes in 2026, averaging 57,144 tonnes per calendar day compared to 10.0 million tonnes in 2025, averaging 55,454 tonnes per calendar day. Higher throughput was driven by more efficient mill crushing operations, resulting in a finer feed size sent to the mill.

Gold production was 67,747 ounces in 2026 compared to 70,938 ounces in 2025. The decrease was primarily due to lower gold head grades and lower gold recoveries, partially offset by higher throughput. During 2026, the average gold grade was 0.34 g/t and recoveries were 61.3% compared to 0.36 g/t and 62.0%, respectively, in 2025.

Total copper production was 27.3 million pounds in 2026 compared to 24.1 million pounds in 2025. The increase was primarily due to higher head grade and throughput, partially offset by lower recovery. During 2026, the average copper head grade was 0.17% and recoveries were 74.4% compared to 0.15% and 77.3%, respectively, in 2025.

Gold production costs were $1,522 per ounce in 2026 compared to $1,371 per ounce in 2025. The increase was primarily due to higher direct production costs, partially offset by higher gold ounces sold. Production costs increased primarily due to higher mining and freight costs. Mining costs were driven by increased pit dewatering activities, higher diesel fuel costs due to higher price and consumption, and RC drilling activities. Freight costs increased due to concentrate volumes transported and higher freight rates.

Copper production costs were $2.40 per pound in 2026 compared to $2.15 per pound in 2025. The increase was primarily due to higher production costs, partially offset by higher copper pounds sold.
Mount Milligan YTD all-in sustaining costs on a by-product basis per ounceNG ($/oz)
All-in sustaining costs on a by-product basisNG were $1,172 per ounce for 2026 compared to $1,224 per ounce in 2025. The decrease was primarily due to higher copper pounds sold and higher realized copper prices, partially offset by higher production costs and higher sustaining capital expendituresNG. Higher sustaining capital expendituresNG in 2026 was primarily driven by differences in the timing of spending on the mining fleet and equipment overhauls compared to 2025.

Non-sustaining capital expendituresNG increased in 2026 compared to 2025 due to spending on mining fleet expansion and buttress foundation construction for the TSF.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.
Öksüt Mine Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change
Financial Highlights:
Revenue	141.3	91.0	55%	325.0	160.6	102%
Production costs(1)	53.0	34.5	54%	112.4	61.5	83%
Depreciation, depletion, and amortization ("DDA")	15.9	9.6	66%	32.2	17.0	89%
Earnings from mine operations	72.4	46.9	54%	180.4	82.0	120%
Earnings from operations(2)	71.0	46.2	54%	178.7	80.6	122%
Cash provided by mine operations	15.8	(17.6)	190%	149.6	32.7	357%
Free cash flow from mine operations(3)	10.5	(28.2)	137%	142.9	13.4	966%
Additions to property, plant and equipment	8.4	11.9	(29)%	11.6	23.9	(51)%
Capital expenditures - total(3)	5.3	10.6	(50)%	6.7	19.3	(65)%
Sustaining capital expenditures(3)	5.3	10.6	(50)%	6.7	19.3	(65)%
Operating Highlights:
Tonnes mined (000s)	4,713	4,629	2%	7,807	7,772	0%
Tonnes ore mined (000s)	1,211	1,261	(4)%	1,873	2,245	(17)%
Ore mined - grade (g/t)	1.20	0.89	35%	1.30	0.84	55%
Ore crushed (000s)	1,157	1,216	(5)%	2,123	2,142	(1)%
Tonnes of ore stacked (000s)	1,157	1,227	(6)%	2,179	2,238	(3)%
Heap leach grade (g/t)	1.25	0.90	39%	1.24	0.82	51%
Heap leach contained ounces stacked	46,562	35,462	31%	87,055	59,130	47%
Gold produced (oz)	32,552	28,253	15%	70,981	51,752	37%
Gold sold (oz)	32,534	27,608	18%	70,954	52,112	36%
Average realized gold price ($/oz)(4)	4,343	3,295	32%	4,556	3,082	48%
Unit Costs:
Gold production costs ($/oz)	1,628	1,250	30%	1,584	1,181	34%
All-in sustaining costs on a by-product basis ($/oz)(3)	1,952	1,755	11%	1,790	1,665	8%
Mining costs per tonne mined ($/tonne)(3)	3.63	3.36	8%	3.77	3.35	13%
Processing costs per tonne processed ($/tonne)(3)	6.98	6.49	8%	7.08	6.29	13%
Site G&A costs per tonne processed ($/tonne)(3)	9.47	9.85	(4)%	9.84	9.57	3%
On site costs per tonne processed ($/tonne)(3)	31.23	29.01	8%	30.44	27.49	11%
(1)Includes government royalties of $21.8 million and $48.5 million (includes $4.6 million 2025 royalty cost adjustment) during three and six months ended June 30, 2026 and $8.6 million and $15.4 million during three and six months ended June 30, 2025, respectively.
(2)Includes exploration and evaluation costs.
(3)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Second Quarter 2026 compared to Second Quarter 2025

Earnings from mine operations were $72.4 million in the second quarter of 2026 compared with $46.9 million in the second quarter of 2025. The increase was primarily due to higher average realized gold prices and higher ounces of gold sold. The increase in earnings from mine operations was partially offset by higher production costs mainly attributable to higher royalty costs.

Öksüt Mine Q2 cash provided by mine operations ($ millions)

(17.6)
32.2
21.8
(7.9)
(5.2)
(4.2)
(3.4)
15.8
Q2 2025
Gold Price
Gold Sold
Royalties
Production Costs
Realized Loss on Gold Hedges
Cash Taxes
Q2 2026

Cash provided by mine operations was $15.8 million in the second quarter of 2026, compared to cash used in mine operations of $17.6 million in the second quarter of 2025. The increase in cash provided by mine operations was primarily due to higher ounces of gold sold and higher average realized gold prices, partially offset by higher royalties and taxes paid and slightly higher production costs.

Free cash flow from mine operationsNG was $10.5 million in the second quarter of 2026, compared to free cash flow deficit from mine operationsNG of $28.2 million in the second quarter of 2025. The increase in free cash flow from mine operationsNG was primarily due to an increase in cash provided by mine operations as noted above and lower sustaining capital expendituresNG mainly driven by lower deferred stripping costs.

Mining activities in the second quarter of 2026 were carried out in phase 5 and phase 6 of the Keltepe pit. Total tonnes mined were 4.7 million tonnes in the second quarter of 2026 compared to 4.6 million tonnes mined in the second quarter of 2025.

The Öksüt Mine stacked 1.2 million tonnes at an average grade of 1.25 g/t, containing 46,562 ounces of gold in the second quarter of 2026, compared to 1.2 million tonnes stacked at an average grade of 0.90 g/t, containing 35,462 ounces of gold in the second quarter of 2025. The increase in heap leach grade was primarily due to higher mining grades in the second quarter of 2026 as a result of mining higher grade areas in phase 5 of the Keltepe pit.

Gold production in the second quarter of 2026 was 32,552 ounces compared to 28,253 ounces in the second quarter of 2025. The increase in gold production was primarily driven by higher ounces stacked amount in the second quarter of 2026.

Gold production costs per ounce were $1,628 in the second quarter of 2026 compared to $1,250 in the second quarter of 2025. The increase was primarily due to higher royalty costs and lower costs allocated to deferred stripping. The royalty costs increased by $13.1 million between the periods as a result of higher average realized gold prices, higher ounces of gold sold and updated royalty rates announced in July 2025.

Öksüt Mine Q2 All-in sustaining costs on a by-product basis per ounceNG ($/oz)
All-in sustaining costs on a by-product basisNG in the second quarter of 2026 were $1,952 per ounce compared to $1,755 per ounce in the second quarter of 2025. The increase was primarily due to higher royalty costs per ounce, partially offset by lower sustaining capital expendituresNG mainly driven by decreased capitalized deferred stripping costs.

Six months ended June 30, 2026 compared to June 30, 2025

Earnings from mine operations were $180.4 million in 2026 compared with $82.0 million in 2025. The increase was primarily due to higher average realized gold prices and higher ounces of gold sold. The increase in earnings from mine operations was partially offset by higher production costs and higher DD&A driven by higher ounces of gold sold.

Cash provided by mine operations was $149.6 million in 2026 compared with $32.7 million in 2025. The increase in cash provided in mine operations was primarily due to higher ounces of gold sold and higher average realized gold prices, partially offset by higher cash taxes paid, a realized gold hedging loss, higher royalties payment and higher production costs.

Free cash flow from mine operationsNG was $142.9 million in 2026 compared with $13.4 million in 2025. The increase in free cash flow from mine operationsNG was primarily due to an increase in cash provided by mine operations as noted above and lower sustaining capital expendituresNG mainly driven by lower deferred stripping costs.

Mining activities in 2026 were carried out in phase 5 and phase 6 of the Keltepe pit. Total tonnes mined were 7.8 million tonnes in 2026, consistent with the 7.8 million tonnes mined in 2025.

The Öksüt Mine stacked 2.2 million tonnes at an average grade of 1.24 g/t containing 87,055 ounces of gold in 2026, compared with 2.2 million tonnes stacked at an average grade of 0.82 g/t containing 59,130 ounces of gold in 2025. The increase in heap leach grades was primarily due to higher mining grades in 2026 as a result of mining higher grade areas in phase 5 of the Keltepe pit.

Gold production was 70,981 ounces in 2026 compared to 51,752 ounces in 2025. The increase in gold production was primarily driven by higher grades.

Gold production costs were $1,584 per ounce in 2026 compared with $1,181 per ounce in 2025. The increase was primarily due to higher royalty costs and lower costs allocated to deferred stripping and higher open pit contractor costs, partially offset by higher gold ounces sold. The royalty costs increased by $33.0 million between the periods as a result of higher average realized gold prices, higher ounces of gold sold and updated royalty rates announced in July 2025.

All-in sustaining costs on a by-product basisNG were $1,790 per ounce in 2026 compared with $1,665 per ounce in 2025. The increase was primarily due to higher royalty costs per ounce, partially offset by lower sustaining capital expendituresNG mainly driven by lower capitalized deferred stripping costs.
US Moly

US Moly includes the Thompson Creek Mine in Idaho, a molybdenum mine, which is currently in the process of being restarted with expected first production mid-2027 and the Langeloth Facility in Pennsylvania.
US Moly Financial Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change
Financial Highlights:
Total revenue	119.4	70.5	69%	224.5	165.2	36%
Production costs	111.9	69.7	61%	212.6	163.8	30%
Depreciation, depletion, and amortization ("DDA")	1.2	1.1	9%	2.3	2.2	5%
Earnings (loss) from mine operations	6.3	(0.3)	nm	9.6	(0.8)	nm
Other operating and non-operating expenses(2)(3)	5.8	0.5	nm	13.0	1.2	nm
Earnings (loss) from operations	0.5	6.4	(92)%	(3.4)	(2.0)	(70)%
Cash (used in) provided by operations	(45.0)	0.7	nm	(120.4)	(1.7)	nm
Free cash flow deficit from operations(1)	(88.5)	(28.7)	nm	(205.0)	(62.0)	nm
Additions to property, plant and equipment	62.0	26.8	131%	119.0	59.2	101%
Total capital expenditures(1)	52.2	27.0	93%	93.3	52.9	76%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)Includes standby costs, net of insurance proceeds, of $1.2 million and $7.3 million during the three and six months ended June 30, 2026 at the Langeloth Facility due to the impact of temporary suspension of roasting operations.
(3)Includes the provision to settle a legacy labour matter of $3.7 million during the three and six months ended June 30, 2026 at the Langeloth Facility.
(4)“nm” represents a percentage change that is not meaningful.

Thompson Creek Mine

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change
Financial Highlights:
Free cash flow deficit from operations(1)	(42.8)	(25.4)	(69)%	(83.7)	(53.3)	(57)%
Additions to property, plant and equipment	61.4	26.3	133%	118.1	58.6	102%
Total capital expenditures(1)	51.6	26.5	95%	92.4	52.3	77%
Operating Highlights:
Tons mined (000s)	12,368	6,778	82%	21,716	11,645	86%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Second Quarter 2026 compared to Second Quarter 2025

In the second quarter of 2026, Thompson Creek Mine moved 12.4 million tons compared to 6.8 million tons in the second quarter of 2025. In the second quarter of 2026, the mining rate increased to an average of 4.1 million tons per month and mining activities focused on stripping on the western side of the pit and the Union Gap area in the north. Mining equipment availability and utilization continued to improve, and the addition of a new shovel to the fleet in the first quarter of 2026 contributed to higher mining rates in the second quarter of 2026. Mining rates increased from an average of 7.2 million tons per quarter in 2025 to 9.3 million tons in the first quarter of 2026 and 12.4 million tons in the second quarter of 2026, representing a 33% increase from the first quarter of 2026. As tons increased, cost per ton continued to decline and stabilize over the course of the quarter compared to prior periods. The Company has continued a diesel hedging program at the Thompson Creek Mine in order to manage the risk associated with changes in fuel prices. In the second quarter of 2026, the Thompson Creek Mine was not significantly impacted by the rise of global fuel prices.

In the second quarter of 2026, the additions to property, plant and equipment were $61.4 million compared to $26.3 million in the second quarter of 2025 and non-sustaining capital expendituresNG were $51.6 million in the second quarter of 2026 compared to $26.5 million in the second quarter of 2025. The difference between additions to property, plant and equipment and non-sustaining capital expendituresNG in the second quarter of 2026 primarily reflects movements in the asset retirement obligation, ROU assets and capitalized DDA. The increase in both categories was due to the higher capital spending on mill refurbishments, tailings distribution system, and expenditures related to pre-stripping activities in the main open pit area and other general costs during the second quarter of 2026.

Free cash flow deficit from operationsNG of $42.8 million was recognized in the second quarter of 2026, compared to free cash flow deficit from operationsNG of $25.4 million in the second quarter of 2025. The increase in free cash flow deficit from operationsNG was due to higher capital expendituresNG as outlined above.

During the second quarter of 2026, refurbishment, fabrication and inspection of long-lead equipment progressed as planned. Construction and pre-commissioning progress included ball mill shell welding, mill chute refurbishment, legacy system pre-commissioning, and concrete and cement work in the Jameson cell and flotation areas. Tailings and TSF activities progressed during the quarter, with dam engineering completed, an independent TSF review completed, and tailings dam remediation remaining on track. Operational readiness also progressed through the recruitment of key mine and mill management positions, training planning and development of operating procedures.
Six months ended June 30, 2026 compared to June 30, 2025
In 2026, Thompson Creek Mine moved 21.7 million tons compared to 11.6 million tons in 2025. In 2026, the mining rate increased to an average of 3.6 million tons per month in 2026 compared to 1.9 million tons in

2025. The increase in total tons moved was primarily due to the improvement of mining equipment availability and utilization, as well as the addition of a new shovel to the fleet in 2026.
The additions to property, plant and equipment were $118.1 million in 2026 compared to $58.6 million in 2025 and non-sustaining capital expendituresNG were $92.4 million in 2026 compared to $52.3 million in 2025. The difference between additions to property, plant and equipment and non-sustaining capital expendituresNG in 2026 primarily reflects movements in the asset retirement obligation. The increase in both categories was due to higher capital spending on mill refurbishments, tailings distribution system, and expenditures related to pre-stripping activities in the main open pit area and other general costs in 2026.

Free cash flow deficit from operationsNG of $83.7 million was recorded in 2026 compared to $53.3 million in 2025. The increase in free cash flow deficit from operationsNG was due to higher additions to PP&E as outlined above.

Langeloth Facility

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change
Financial Highlights:
Total revenue	119.4	70.5	69%	224.5	165.2	36%
Production costs	111.9	69.7	61%	212.6	163.8	30%
Depreciation, depletion, and amortization ("DDA")	1.2	1.1	9%	2.3	2.2	5%
Earnings (loss) from mine operations	6.3	(0.3)	nm	9.6	(0.8)	nm
Other operating and non-operating expenses	6.0	0.5	nm	13.0	1.2	nm
Net earnings (loss)	0.3	(0.8)	138%	(3.4)	(2.0)	(70)%
Adjusted EBITDA(1)	5.1	0.2	nm	2.4	0.3	nm
Cash (used in) provided by operations(3)	(45.0)	0.8	nm	(120.4)	(1.6)	nm
Free cash flow (deficit) from operations(1)(3)	(45.7)	0.2	nm	(121.3)	(2.2)	nm
Additions to property, plant and equipment	0.6	0.5	20%	0.9	0.6	50%
Total capital expenditures(1)	0.6	0.5	20%	0.9	0.6	50%
Operating Highlights:
Mo purchased (000's lbs)	4,379	3,761	16%	10,201	7,345	39%
Mo roasted (000’s lbs)	3,675	3,165	16%	4,960	6,199	(20)%
Mo sold (000’s lbs)	3,761	3,076	22%	7,468	7,320	2%
Mo inventory (000’s lbs) at period end	7,793	3,356	132%	7,793	3,356	132%
Average market molybdenum price ($/lb)	29.63	20.72	43%	26.90	20.62	30%
Average realized molybdenum price ($/lb)	29.73	21.43	39%	27.53	21.52	28%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)“nm” represents a percentage change that is not meaningful.

Second Quarter 2026 compared to Second Quarter 2025

Following a temporary suspension of the roasting on January 29, 2026 and provisional resumption of operations in April 2026, the Langeloth Facility advanced and ramped up its roasting activities in the second quarter of 2026 to return to normal operational levels. Refer to the Recent Events and Developments section of this MD&A for further details.

The Langeloth Facility roasted 3.7 million pounds and sold 3.8 million pounds of molybdenum in the second quarter of 2026, compared to 3.2 million pounds roasted and 3.1 million sold in the second quarter of 2025. The increase in molybdenum roasted and sold in the second quarter of 2026, compared to the second quarter of 2025, was due to the continuation of ramp-up of operations and planned ramp-up of capacity utilization in line with plans to progressively ramp up volumes.

Net earnings were $0.3 million in the second quarter of 2026 compared to a net loss of $0.8 million in the second quarter of 2025. The increase in net earnings was primarily due to higher pounds of molybdenum sold in the second quarter of 2026 and higher margin on the sale of molybdenum products resulting from higher market price and relatively lower weighted average cost per pound of inventory sold. The relatively low weighted average cost per pound was primarily due to lower cost inventory that was accumulated at lower market prices and carried from prior periods. The increase in net earnings was partially offset by lower by-product sales and an estimated cost of $3.7 million to settle a historical labour-related proceeding.

Adjusted EBITDANG of $5.1 million was recognized in the second quarter of 2026 compared to a $0.2 million adjusted EBITDANG recognized in the second quarter of 2025. The increase in adjusted EBITDANG was primarily due to the higher margin on the sale of molybdenum products as discussed above.

Cash used in operations was $45.0 million in the second quarter of 2026 compared to cash provided by operations of $0.8 million in the second quarter of 2025. The increase in cash used in operations was primarily due to an unfavourable working capital movement due to an inventory build-up resulting from higher unit cost of the inventory resulting from higher molybdenum prices that increased during the period from $26.81 per pound as at March 31, 2026 to $31.11 per pound as at June 30, 2026 and the earlier plant shutdown. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. A $5 per pound change in molybdenum price has an approximate $25 million impact on working capital invested. At June 30, 2026, there were 7.8 million (March 31, 2026 - 7.2 million) pounds of molybdenum included in inventory.
Free cash flow deficit from operationsNG was $45.7 million in the second quarter of 2026 compared to a free cash flow from operationsNG of $0.2 million in the second quarter of 2025. The increase in free cash flow deficit from operationsNG is primarily due to the increase in cash used in operations in the second quarter of 2026 as discussed above.
Six months ended June 30, 2026 compared to June 30, 2025
The Langeloth Facility roasted 5.0 million pounds and sold 7.5 million pounds of molybdenum in 2026 compared to 6.2 million pounds roasted and 7.3 million pounds sold in 2025. The decrease in the molybdenum roasted was due to the temporary suspension of operations due to the January 29th, 2026 incident. The suspension of roasting operations limited the Company’s ability to convert molybdenum concentrate into molybdenum products. While the Langeloth Facility continued to sell finished molybdenum products during the period, the suspension of roasting operations constrained overall production capacity. Consequently, total pounds of molybdenum roasted were lower in the six months ended June 30, 2026, compared to the six months ended June 30, 2025.

Net loss was $3.4 million in 2026 compared to $2.0 million in 2025. The increase in net loss was primarily due to additional costs associated with acid plant investigation and repairs, and the estimated cost of $3.7 million to settle a historical labour-related proceeding, partially offset by higher margin from the sale of molybdenum products and higher by-product sales.

Adjusted EBITDANG of $2.4 million was recognized in 2026 compared to adjusted EBITDANG of $0.3 million in 2025. The increase in adjusted EBITDANG was primarily due to the higher margin on the sale of molybdenum products and higher by-product sales as discussed above.

Cash used in operations was $120.4 million in 2026 compared to $1.6 million in 2025. The increase in cash used in operations was primarily due to an unfavourable working capital movement due to an inventory build-up in 2026 resulting from the earlier plant shutdown and higher unit cost of inventory resulting from higher molybdenum prices that increased during the period from $22.70 per pound as at December 31，2025 to $31.11 per pound as at June 30, 2026. A $5 per pound change in molybdenum price has an approximate $25 million impact on working capital invested. At June 30, 2026, there were 7.8 million (December 31, 2025 - 5.4 million) pounds of molybdenum included in inventory.

Free cash flow deficit from operationsNG was $121.3 million in 2026 compared to $2.2 million in 2025. The increase in free cash flow deficit from operationsNG was primarily due to higher cash used in operations as outlined above.

Goldfield Project

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2026	2025	% Change	2026	2025	% Change

Cash used in operations	(0.6)	(3.6)	(83)%	(5.1)	(2.0)	155%
Free cash flow deficit from operations(1)	(11.5)	(3.6)	(223)%	(22.6)	(2.0)	(1037)%
Additions to property, plant and equipment	12.1	—	100%	18.7	—	100%
Total capital expenditures(1)	12.1	—	100%	18.7	—	100%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Second Quarter 2026 compared to Second Quarter 2025

In the second quarter of 2026, the additions to property, plant and equipment and non-sustaining capital expendituresNG were $12.1 million compared to nil in the second quarter of 2025. The increase was related to the start of capital works at the Goldfield Project primarily related to early earthworks and site preparation.

Cash used in operations was $0.6 million in the second quarter of 2026 compared to $3.6 million in the second quarter of 2025. The decrease in cash used in operations was primarily due to lower pre-development and exploration costs.

Free cash flow deficit from operationsNG was $11.5 million in the second quarter of 2026 compared to $3.6 million in the second quarter of 2025. The increase in free cash flow deficit from operationsNG was primarily due to higher non-sustaining capital expendituresNG as discussed above.

Six months ended June 30, 2026 compared to June 30, 2025

In 2026, the additions to property, plant and equipment and non-sustaining capital expendituresNG were $18.7 million compared to nil in 2025. The increase was related to the start of capital works at the Goldfield Project primarily related to early earthworks and site preparation.

Cash used in operations was $5.1 million in 2026 compared to $2.0 million in 2025. The increase in cash used in operations was primarily due to higher pre-development costs related to engineering works ahead of the start of construction in 2026 as well as higher exploration costs.

Free cash flow deficit from operationsNG was $22.6 million in 2026 compared to $2.0 million in 2025. The increase in free cash flow deficit from operationsNG was primarily due to higher non-sustaining capital expendituresNG as discussed above.

Quarterly Results – Previous Eight Quarters

$millions, except per share data	2026		2025				2024
Quarterly data unaudited	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	443	485	402	395	288	299	302	324
Net earnings (loss)	72	79	193	292	69	30	(52)	29
Basic earnings (loss) per share	0.37	0.40	0.96	1.44	0.33	0.15	(0.25)	0.14
Adjusted earnings per share - basic	0.40	0.44	0.41	0.33	0.26	0.13	0.17	0.19
Diluted earnings (loss) per share	0.35	0.39	0.95	1.43	0.32	0.13	(0.25)	0.13
Adjusted earnings per share - diluted	0.39	0.44	0.41	0.32	0.25	0.12	0.17	0.19

Revenue has increased since the third quarter of 2024 primarily due to the higher average realized gold and copper prices, higher molybdenum roasted and sold, and higher copper sold at the Mount Milligan Mine.

Net earnings (loss) have fluctuated since the third quarter of 2024 due to a variety of factors ranging from impairment losses (reversals) to reclamation expense (recovery) and unrealized losses and gains on financial instruments. The net earnings in the second quarter of 2026 benefited from higher gold and copper prices, higher copper pounds sold, and a non-cash gain on the sale of the Company’s interest in the Greenstone Gold Mines Partnership, partially offset by higher production costs and higher income tax expense.
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2025.

Accounting Policies and Changes

The accounting policies applied in the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2026 is consistent with those used in the company’s consolidated financial statements for the year ended December 31, 2025.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter and six months ended June 30, 2026, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There has been no change in the Company’s internal control over financial reporting during the three and six months ended June 30, 2026, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and six months ended June 30, 2026, 508 and 634 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-

product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
•Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
•Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
•On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.

•Average realized molybdenum price is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.
Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2026	2025	2026	2025	2026	2025
Production costs attributable to gold	105.0	80.3	52.0	45.8	53.0	34.5
Production costs attributable to copper	34.6	24.9	34.6	24.9	—	—
Total production costs excluding US Moly segment, as reported	139.6	105.2	86.6	70.7	53.0	34.5
Adjust for:
Third party smelting, refining and transport costs	3.2	2.5	2.8	2.3	0.4	0.2
By-product and co-product credits	(75.5)	(46.5)	(75.5)	(46.5)	—	—
Adjusted production costs	67.3	61.2	13.9	26.5	53.4	34.7
Corporate general administrative and other costs	8.3	7.5	—	(0.2)	—	0.2
Share-based compensation costs	1.1	2.0	—	—	—	—
Reclamation and remediation - accretion (operating sites)	4.4	3.4	0.5	0.9	3.9	2.5
Sustaining capital expenditures	38.7	25.3	33.4	14.7	5.3	10.6
Sustaining lease payments	3.4	2.0	2.5	1.5	0.9	0.5
All-in sustaining costs on a by-product basis	123.2	101.4	50.3	43.4	63.5	48.5
Ounces sold (000s)	72.1	61.3	39.6	33.7	32.5	27.6
Pounds sold (millions)	13.4	12.1	13.4	12.1	—	—
Gold production costs ($/oz)	1,456	1,308	1,314	1,356	1,628	1,250
All-in sustaining costs on a by-product basis ($/oz)	1,707	1,652	1,269	1,286	1,952	1,755
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,021	1,866	1,841	1,675	1,952	1,755
Copper production costs ($/pound)	2.59	2.06	2.59	2.06	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	3.61	2.53	3.61	2.53	n/a	n/a

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2026	2025	2026	2025	2026	2025
Production costs attributable to gold	225.2	157.9	112.8	96.4	112.4	61.5
Production costs attributable to copper	67.8	52.0	67.8	52.0	—	—
Total production costs excluding US Moly segment, as reported	293.0	209.9	180.6	148.4	112.4	61.5
Adjust for:
Third party smelting, refining and transport costs	6.0	5.1	5.2	4.8	0.8	0.3
By-product and co-product credits	(150.8)	(95.1)	(149.1)	(95.1)	(1.7)	—
Adjusted production costs	148.2	119.9	36.7	58.1	111.5	61.8
Corporate general administrative and other costs	20.7	17.1	—	—	—	0.4
Share-based compensation costs	12.8	2.9	—	—	—	—
Reclamation and remediation - accretion (operating sites)	8.3	5.9	1.0	1.5	7.3	4.4
Sustaining capital expenditures	50.9	43.2	44.2	23.9	6.7	19.3
Sustaining lease payments	6.4	3.5	4.9	2.6	1.5	0.9
All-in sustaining costs on a by-product basis	247.3	192.5	86.8	86.1	127.0	86.8
Ounces sold (000s)	145.1	122.5	74.1	70.4	71.0	52.1
Pounds sold (millions)	28.2	24.2	28.2	24.2	—	—
Gold production costs ($/oz)	1,553	1,290	1,522	1,371	1,584	1,181
All-in sustaining costs on a by-product basis ($/oz)	1,705	1,572	1,172	1,224	1,790	1,665
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,077	1,804	1,894	1,629	1,790	1,665
Copper production costs ($/pound)	2.40	2.15	2.40	2.15	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.98	2.54	2.98	2.54	n/a	n/a

Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2026	2025	2026	2025
Net earnings	$72.1	$68.6	$151.5	$99.0
Adjust for items not associated with ongoing operations:
Unrealized (gain) loss on financial assets relating to the Additional Royal Gold Agreement	(1.3)	12.1	23.2	13.5
Unrealized gain on sale of Greenstone Partnership	(2.1)	(15.0)	(18.2)	(21.6)
(Gain) loss on equity investments and other losses	(0.6)	(0.5)	(3.2)	0.3
Reclamation expense (recovery) at the Endako and Kemess Projects	3.7	(7.7)	2.5	(2.9)
Provision for expected resolution of legal matters	3.7	—	3.7	—
Other (gain) loss(2)	(4.3)	6.2	(6.4)	2.9
Other deferred income tax adjustments(1)	8.1	(11.0)	14.4	(12.2)
Adjusted net earnings	$79.3	$52.7	$167.5	$79.0

Net earnings per share - basic	$0.37	$0.33	$0.76	$0.48
Net earnings per share - diluted	$0.35	$0.32	$0.76	$0.46
Adjusted net earnings per share - basic	$0.40	$0.26	$0.84	$0.38
Adjusted net earnings per share - diluted	$0.39	$0.25	$0.84	$0.37
(1)Income tax adjustments reflect primarily the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and Mount Milligan Mine and a drawdown on the deferred tax asset related to the Mount Milligan Mine.
(2)Relates primarily to the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA is a non-GAAP performance measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2026	2025	2026	2025
Net earnings	$72.1	$68.6	$151.5	$99.0
Adjustments:
Income tax expense (recovery)	54.2	(2.2)	107.4	22.7
Depreciation, depletion and amortization	34.7	26.9	68.8	51.7
Interest income	(4.1)	(5.7)	(8.2)	(11.1)
Finance costs	5.2	4.1	9.9	8.0
Unrealized gain on sale of Greenstone Partnership	(2.1)	(15.0)	(18.2)	(21.6)
Unrealized (gain) loss on financial assets relating to the Additional Royal Gold Agreement	(1.3)	12.1	23.2	13.5
Reclamation expense (recovery) at the Endako and Kemess Projects	3.7	(7.7)	2.5	(2.9)
(Gain) loss on equity investments and other losses	(0.6)	(0.5)	(3.2)	0.3
Other (gain) loss	(4.3)	6.2	(6.4)	2.9
Adjusted EBITDA	$157.5	$86.8	$327.3	$162.5

Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net earnings (loss)	$0.3	$(0.8)	$(3.4)	$(1.8)
Adjustments:
Depreciation, depletion and amortization ("DDA”)	1.2	1.1	2.3	2.2
Interest Income	(0.1)	(0.1)	(0.2)	(0.2)
Finance costs	0.1	—	0.1	0.1
Other(1)	3.6	—	3.6	—
Adjusted EBITDA	$5.1	$0.2	$2.4	$0.3
(1) Other primarily reflects the estimated costs of resolution of legal matters $3.7M

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Cash provided by (used in) operating activities(1)	$66.2	$25.3	$117.6	$57.2	$15.8	$(17.6)	$(45.0)	$(1.1)	$(0.6)	$(2.0)	$(21.6)	$(11.2)
Deduct:
Property, plant & equipment additions(1)	(89.1)	(50.9)	(28.5)	(14.4)	(5.3)	(10.6)	(43.5)	(25.8)	(10.9)	—	(1.0)	(0.1)
Free cash flow (deficit)	$(23.0)	$(25.6)	$89.1	$42.8	$10.5	$(28.2)	$(88.5)	$(26.9)	$(11.5)	$(2.0)	$(22.6)	$(11.3)
(1)As presented in the Company’s condensed consolidated interim statements of cash flows.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Cash provided by (used in) operating activities(1)	$186.3	$83.9	$242.2	$96.6	$149.6	$32.7	$(120.4)	$(7.1)	$(5.1)	$(3.6)	$(80.0)	$(34.7)
Deduct:
Property, plant & equipment additions(1)	(160.2)	(99.5)	(47.4)	(26.4)	(6.7)	(19.3)	(84.6)	(53.8)	(17.5)	—	(4.0)	—
Free cash flow (deficit)	$26.1	$(15.5)	$194.9	$70.2	$142.9	$13.4	$(205.0)	$(60.9)	$(22.6)	$(3.6)	$(84.1)	$(34.7)
(1)As presented in the Company’s condensed consolidated interim statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Additions to PP&E(1)	$133.5	$55.6	$48.3	$16.7	$8.4	$11.9	$62.0	$26.8	$12.1	$—	$2.7	$0.2
Adjust for:
Costs capitalized to the ARO assets	(0.9)	2.8	(0.1)	(0.3)	(1.6)	(0.5)	0.8	3.6	—	—	—	—
Costs capitalized to the ROU assets	(5.6)	(1.1)	—	—	(1.6)	(0.9)	(4.0)	—	—	—	—	(0.2)
Costs relating to capitalized DDA	(4.9)	(2.5)	—	—	—	—	(4.9)	(2.5)	—	—	—	—
Other(2)	(1.8)	(0.9)	(0.3)	—	0.1	—	(1.7)	(0.9)	—	—	0.1	—
Capital expenditures	$120.3	$53.9	$47.9	$16.3	$5.3	$10.6	$52.2	$27.0	$12.1	$—	$2.8	$—
Sustaining capital expenditures	39.3	25.8	33.4	14.7	5.3	10.6	0.6	0.5	—	—	—	—
Non-sustaining capital expenditures	81.0	28.1	14.5	1.6	—	—	51.6	26.5	12.1	—	2.8	—
(1)As presented in note 17 of the Company’s condensed consolidated interim financial statements.
(2)Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Additions to PP&E(1)	$235.2	$123.7	$81.4	$40.3	$11.6	$23.9	$119.0	$59.2	$18.7	$—	$4.5	$0.3
Adjust for:
Costs capitalized to the ARO assets	(0.6)	(14.0)	1.0	(10.3)	(3.1)	(3.3)	1.5	(0.4)	—	—	—	—
Costs capitalized to the ROU assets	(33.1)	(2.3)	(15.4)	(0.9)	(1.8)	(1.2)	(15.9)	—	—	—	—	(0.2)
Costs relating to capitalized DDA	(9.0)	(4.5)	—	—	—	—	(9.0)	(4.5)	—	—	—	—
Other(2)	(2.9)	(2.1)	(0.5)	(0.5)	—	(0.1)	(2.3)	(1.4)	—	—	(0.1)	(0.1)
Capital expenditures	$189.6	$100.8	$66.5	$28.6	$6.7	$19.3	$93.3	$52.9	$18.7	$—	$4.4	$—
Sustaining capital expenditures	51.8	43.8	44.2	23.9	6.7	19.3	0.9	0.6	—	—	—	—
Non-sustaining capital expenditures	137.8	57.0	22.3	4.7	—	—	92.4	52.3	18.7	—	4.4	—
(1)As presented in note 17 of the Company’s condensed consolidated interim financial statements.
(2)Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,				Six months ended June 30,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2026	2025	2026	2025	2026	2025	2026	2025
Mining costs	$40.9	$30.1	$17.1	$15.6	$74.6	$63.0	$29.5	$26.0
Allocation of mining costs(1)	(4.3)	(5.1)	(1.7)	(6.3)	(8.5)	(8.7)	(1.7)	(11.1)
Milling costs	28.4	26.2	8.1	8.0	65.8	61.1	15.4	14.1
Site G&A costs	16.1	13.9	10.9	12.1	30.6	26.9	21.3	21.4
Change in inventory, royalties and other	5.5	5.6	18.6	5.1	18.1	6.1	47.9	11.1
Production costs	$86.6	$70.7	$53.0	$34.5	$180.6	$148.4	$112.4	$61.5
Ore and waste tonnes mined (000's tonnes)	11,896	12,409	4,713	4,629	24,162	23,467	7,807	7,772
Ore processed (000's tonnes)	5,480	5,305	1,157	1,227	10,343	10,037	2,179	2,238
Mining costs per tonne mined ($/tonne)	3.43	2.42	3.63	3.36	3.09	2.68	3.77	3.35
Processing costs per tonne processed ($/tonne)	5.18	4.93	6.98	6.49	6.36	6.09	7.08	6.29
Site G&A costs per tonne processed ($/tonne)	2.94	2.62	9.47	9.85	2.96	2.69	9.84	9.57
On site costs per tonne processed ($/tonne)	15.58	13.22	31.23	29.01	16.53	15.05	30.44	27.49
(1)Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

Qualified Person & QA/QC

Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Centerra’s Vice President, Exploration & Resource, has reviewed and approved the scientific and technical information contained in this news release. Mr. Adofo is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

The Mount Milligan Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated October 17, 2025 (with an effective date of June 30, 2025), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report, among other things, describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 3, 2015 (with an effective date of June 30, 2015), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report, among other things, describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Thompson Creek Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 27, 2024 (with an effective date of September 1, 2024), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report, among other things, describes the exploration history, geology, and style of mineralization at the Thompson Creek Mine deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed”, “anticipate”, “believe”, “beyond”, “commenced”, “continue”, “expect”, “extend”, “evaluate”, “finalizing”, “focused”, “forecast”, “goal”, “intend”, “in line”, “ongoing”, “optimistic”, “on track”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “target”, or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2026 guidance, outlook and expectations, including, but not limited to, production, sales, costs, capital expenditures, life of mine, grade profiles, cash flow, care and maintenance, PP&E and reclamation costs, recoveries, processing, inflation, depreciation, depletion and amortization, taxes and annual royalty payments; the ability of the Company to finance the majority of expenditures and capital requirements from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold, copper, silver, molybdenum and fuel prices; foreign exchange rates, tariffs, sanctions and market conditions; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; statements concerning the Company’s equity investment portfolio and its valuation; the availability of cash for repurchases of Common Shares under the NCIB; the financial or operational impact of the temporary suspension of the Langeloth Metallurgical Facility in January 2026; the timing of construction, permitting and first production of Goldfield, including the timing of engineering completion, long-lead procurement and site establishment works; the ability of the Company to deliver on the Mount Milligan Pre-Feasibility Study; the timing and results of the Kemess Pre-Feasibility Study; the timing of gold and copper production and sales at Mount Milligan and gold production and sales at Öksüt; the results and timing of the Life of Mine Optimization Study at Öksüt; the timing and capital required for the restart of Thompson Creek; royalty rates and taxes in Türkiye; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; risks related to geopolitical instability, including ongoing conflicts in the Middle East and elsewhere, which may adversely affect global economic conditions, commodity prices, energy costs, supply chains and transportation routes; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding or potential litigation, tax audits, examinations and other administrative or regulatory proceedings affecting the Company; the risk of claims, investigations or regulatory proceedings, particularly at the Langeloth Metallurgical Facility, arising from operational incidents, including potential third-party claims for personal injury, property damage or business interruption and regulatory enforcement actions, orders, penalties, remediation obligations or operational restrictions, as well as the ability to obtain any necessary regulatory approvals, agreements or accommodations to maintain operations pending the completion of required repairs or corrective measures; the ability to resolve existing labour disputes and related regulatory proceedings at the Langeloth Metallurgical Facility on acceptable terms, including any proceedings involving the NLRB, and to implement any resulting settlement arrangements without material disruption to operations, material additional costs or further claims or proceedings; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; risks relating to permitting and development of our projects, including tailings facilities, being consistent with the Company’s expectations as well as any potential regulatory or permitting risks arising out of Langeloth’s restart and commissioning; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments and equity investment portfolio; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns, including the risk of further breakdowns, performance issues during the restart and commissioning of the Langeloth facility; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.